UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017792

NO ACT
P.E 1-23-03
1-7534

April 1, 2003

Donald H. Kronenberg
Senior Securities Counsel
Storage Technology Corporation
Office of Corporate Counsel
One StorageTek Drive
Louisville, CO 80028

Act 1934
Section
Rule 14A-8
Public Availability 4/1/2003

Re: Storage Technology Corporation
Incoming letter dated January 23, 2003

Dear Mr. Kronenberg:

This is in response to your letter dated January 23, 2003 concerning the shareholder proposal submitted to StorageTek by Elaine M. Licht. We also have received a letter from the proponent dated February 17, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
APR 03 2003
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Elaine M. Licht
See More Light Investments
P.O. Box 4383
Scottsdale, AZ 85261

CR

STORAGETEK

Storage Technology Corporation
Office of Corporate Counsel
One StorageTek Drive
Louisville, Colorado 80028

303 673.3128 phone
303 673.4151 fax

www.storagetek.com

Writer's Direct: (303) 673-7919
Email: donald_kronenberg@storagetek.com

January 23, 2003

VIA FEDERAL EXPRESS

RECEIVED
2003 JAN 27 AM 9:22
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Exclusion of Stockholder Proposal by Elaine M. Licht

Dear Ladies and Gentlemen:

Storage Technology Corporation, a Delaware corporation (the "Company"), has a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, as such, is subject to Section 14(a) of the 1934 Act and the rules and regulations promulgated thereunder relating to, inter alia, the inclusion and exclusion of stockholder proposals from a company's proxy statement and proxy (the "Proxy Rules"). In connection with the Company's annual meeting of stockholders, anticipated to be held on May 21, 2003 (the "Annual Meeting"), the Company has received a proposal (the "Proposal") pursuant to Rule 14a-8 of the Proxy Rules, along with a supporting statement (the "Supporting Statement"), from Elaine M. Licht (the "Proponent"). The Proposal and the Supporting Statement are attached hereto as Exhibit 1.

This is to advise you that it is the intent of the Company to exclude the Proposal and the Supporting Statement from its definitive proxy statement and proxy (the "Proxy Materials") to be used in connection with the Annual Meeting, pursuant to Rules 14a-8(i) and (j) of the Proxy Rules, for the reason set forth below. The Company intends to file the Proxy Materials with the Securities and Exchange Commission (the "SEC") on or about April 15, 2003. This letter setting forth the Company's reasons for excluding the Proposal is being filed with the SEC no later than 80 calendar days prior to the anticipated date of filing of the Proxy Materials with the SEC.

REQUEST FOR NO-ACTION LETTER

The Company respectfully requests that the Staff of the SEC confirm that it will not recommend any enforcement action to the SEC if the Proposal is excluded from the Company's Proxy Materials. Please find enclosed six copies of this letter, along with exhibits attached hereto (the "Exhibits"). The Company is simultaneously notifying the Proponent of the Company's opposition to the Proposal and its intent to exclude the Proposal and the Supporting Statement from the Proxy Materials by sending the Proponent a copy of this letter, including all Exhibits.

In addition, please find enclosed an additional copy of this letter, including all Exhibits, marked "Return Copy," which I respectfully request that you date stamp and return to me in the enclosed, self-addressed, postage paid envelope.

SUMMARY OF THE PROPOSAL

The Proposal requests that the Board of Directors of the Company promptly adopt a resolution requiring that management obtain stockholder approval prior to granting any loan to any employee or members of the Board of Directors.

SUMMARY OF ARGUMENT

To the extent that the Proposal relates to loans to executive officers and directors of the Company ("Prohibited Loans"), the Proposal may be omitted from the Proxy Materials: (a) under Rule 14a-8(i)(10), as a matter that already has been substantially implemented as a result of the enactment of Section 402 of the Sarbanes-Oxley Act of 2002 ("Section 402"), a copy of which is attached hereto as Exhibit 2; and (b) under Rule 14a-8(i)(2) as a proposal which would, if implemented and if stockholder approval of a Prohibited Loan was given, cause the Company to violate Section 402, a federal law to which it is subject. To the extent that the Proposal relates to loans to employees who are not executive officers or directors of the Company ("Permitted Loans"), the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(7) of the Proxy Rules because it deals with a matter relating to the Company's ordinary business operations.

DETAILED ARGUMENT

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has already substantially implemented the proposal. As an issuer with securities registered under Section 12 of the 1934 Act, the Company is subject to Section 402, which makes it unlawful for a company "to extend or maintain credit ... in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of that issuer." To the extent that the Proposal relates to Prohibited Loans, the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(10) because as a matter of law, the Company is already prohibited from making such loans and has thus substantially implemented that aspect of the Proposal. In addition, to the extent that the Proposal relates to Prohibited Loans, the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(2) because if the Proposal is implemented and stockholders approve a Prohibited Loan, such implementation and approval would cause the Company to violate Section 402, a federal law to which it is subject.

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal dealing with a matter relating to the company's ordinary business operations. Management of the Company must regularly make decisions regarding the overall package of compensation and benefits offered to employees to attract, retain and motivate employees. As part of such an overall package, management of the Company may from time-to-time extend a loan to an employee of the Company who is not a director or an executive officer of the Company. To the extent that the Proposal relates to Permitted Loans, the Proposal relates to the Company's ordinary business operations.

In Exchange Act Release No. 40018 (May 21, 1998), attached hereto as Exhibit 3, the Commission noted that the policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission went on to state that the policy rests on two central considerations. The first relates to the subject matter of the proposal. "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Examples cited by the SEC included management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The exclusion of the Proposal is supported by both of these central considerations. The ability to make decisions about overall compensation to non-director, non-executive officer employees, including the extension of Permitted Loans, is fundamental to management's ability to control the day-to-day operations of the Company. Additionally, in evaluating such overall compensation, management of the Company reviews a variety of criteria about which stockholders would not be in a position to make informed judgments.

The Staff has consistently stated that the Rule 14a-8(i)(7) exclusion applies to proposals relating to general employee compensation and benefits, as opposed to proposals limited to senior executive or directors. See, e.g., *Wal-Mart Stores, Inc. (Dickey Proposal)* (April 2, 2002) (proposal to increase employee discounts, increase hourly pay and other employee benefit and compensation matters), attached hereto as Exhibit 4; *Mattel, Inc.* (April 1, 2002) (proposal to pay workers an income substantially above current wages), attached hereto as Exhibit 5; *Lucent Technologies Inc.* (November 6, 2001)(proposal to decrease "salaries, remuneration's [sic], expenses, etc." of all officers and directors by 50%), attached hereto as Exhibit 6; and *E.I. Du Pont De Nemours and Company* (March 15, 2002) (proposal limiting bonus payments to employees), attached hereto as Exhibit 7.

With respect to the grant of loans as a component of compensation, the Staff has also consistently permitted proposals relating to the grant of loans to employees to be excluded as a matter of ordinary business operations. See, e.g., *The Arundel Corporation* (December 22, 1987) (allowing exclusion of proposal that the corporation make no loans to its officers or employees, not forgive any loans previously made and requiring repayment of existing loans), attached hereto as Exhibit 8; and *Major Realty Corporation* (March 19, 1987) (allowing exclusion of proposal prohibiting the making of future loans to any "employee, officer or Director" as a matter of ordinary business operations (decision to enter into business arrangements and employee benefits)), attached hereto as Exhibit 9. Unlike loans to executive officers and directors, a social policy issue of widespread public debate which was effectively resolved with the adoption of Section 402, no significant policy issue is raised in connection with loans to non-director, non-executive officer employees.

CONCLUSION

Based upon the foregoing, the Company believes that the Proposal may be excluded from the Proxy Materials and the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action against the Company if the Proposal is excluded from the Proxy Materials.

If the Staff disagrees with the conclusions set forth herein, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response. Please feel free to contact me at 303.673.7919 or e-mail me at donald_kronenberg@storagetek.com. Thank you.

Yours truly,

Donald H. Kronenberg

Donald H. Kronenberg, Esq.
Senior Securities Counsel

Enclosures: Exhibits

cc: Elaine M. Licht (with exhibits)

(1)

STOCKHOLDER PROPOSAL

"It is hereby requested that the Board of Directors adopt promptly a resolution requiring that management obtain **Stockholder Approval** prior to granting any loan to any employee or members of the Board of Directors. This stockholder's proposal will become effective at the 2004 Annual Meeting."

SUPPORTING STATEMENT SUBMITTED BY Elaine M. Licht

Since the money that management is lending belongs to the stockholders it is only proper that the stockholder should have the right to approve or disapprove management making the loan.

In April 2000 StorageTek provided a three-year loan to Alan Andreoli, its Corporate Vice President and General Manager in the aggregate principal amount of $300,000.00. The condition of the loan was that it would be forgiven in equal increments of $100,000.00 on each January 1, of the years 2001, 2002 and 2003. If Mr. Andreoli continued his employment till January 1, 2003, the $300,00.00 loan would have been a gift by management to Mr. Andreoli at the expense of StorageTek's stockholders. It is my understanding that Mr. Andreoli has ceased to be an employee of StorageTek in June 2001.

StorageTek provided a second loan in July 2000 to Mr. Pierre Cousin,, its Vice President, Client-Server Business Group, in the aggregate principal amount of $150,000.00. The loan did not bear interest again another gift by management at the expenses of STK's stockholders.

During the fiscal year 2001, Storage Tek provided two unidentified executive officers loans totaling in excess of $60,000.00.

StorageTek is in the Computer data storage business and is not in the business of lending money to any member of management. The recent corporation scandals of the last few months. ranging from Enron to Tyco to Global Crossing to Adelphia to WorldCom to Imclone shows that management has put their own self-serving interest above that of the stockholders. The first step required to crack down on corporate fraud and management malfeasance is to require stockholder approval prior to the granting of any loans to top executives. Executive of Enron, WorldCom and Adelphia collectively received more than $5 billion in stockholder funds in the form of personal loans, none of which have been or ever will be repaid.

The only perk that should be provided to any upper management new hire is a performance bonus which would be earned if certain well-defined accomplishments were met as illustrated by a significant increase in shareholder value. This proposal should be implemented for the following reasons:

1) STORAGETEK IS **IN** THE COMPUTER DATA STORAGE BUSINESS;
2) STORAGETEK IS **NOT** IN THE MONEY LENDING BUSINESS;
3) THE MONEY THAT STORAGETEK HAS IS THE PROPERTY OF THE STOCKHOLDER AND IS TO BE USED FOR THE DAY TO DAY OPERATIONS OF THE CORPORATION
4) STORAGETEK IS **NOT** A NONE PROFIT ORGANIZATION;

If StorageTek is to survive in this highly competitive economy the "Self Serving, Self Enrichment Dealings" by management must stop now. The approval of this stockholder proposal would be the first step to accomplish this goal.

H. R. 3763

(2)

One Hundred Seventh Congress of the United States of America

AT THE SECOND SESSION

Begun and held at the City of Washington on Wednesday, the twenty-third day of January, two thousand and two

An Act

To protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws, and for other purposes.

Be it enacted by the Senate and House of Representatives of the United States of America in Congress assembled,

SECTION 1. SHORT TITLE; TABLE OF CONTENTS.

(a) SHORT TITLE.—This Act may be cited as the "Sarbanes-Oxley Act of 2002".

(b) TABLE OF CONTENTS.—The table of contents for this Act is as follows:

SEC. 402. ENHANCED CONFLICT OF INTEREST PROVISIONS.

(a) PROHIBITION ON PERSONAL LOANS TO EXECUTIVES.—Section 13 of the Securities Exchange Act of 1934 (15 U.S.C. 78m), as amended by this Act, is amended by adding at the end the following:

"(k) PROHIBITION ON PERSONAL LOANS TO EXECUTIVES.—

"(1) IN GENERAL.—It shall be unlawful for any issuer (as defined in section 2 of the Sarbanes-Oxley Act of 2002), directly or indirectly, including through any subsidiary, to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of that issuer. An extension of credit maintained by the issuer on the date of enactment of this subsection shall not be subject to the provisions of this subsection, provided that there is no material modification to any term of any such extension of credit or any renewal of any such extension of credit on or after that date of enactment.

"(2) LIMITATION.—Paragraph (1) does not preclude any home improvement and manufactured home loans (as that term is defined in section 5 of the Home Owners' Loan Act (12 U.S.C. 1464)), consumer credit (as defined in section 103 of the Truth in Lending Act (15 U.S.C. 1602)), or any extension of credit under an open end credit plan (as defined in section 103 of the Truth in Lending Act (15 U.S.C. 1602)), or a charge card (as defined in section 127(c)(4)(e) of the Truth in Lending Act (15 U.S.C. 1637(c)(4)(e)), or any extension of credit by a broker or dealer registered under section 15 of this title to an employee of that broker or dealer to buy, trade, or carry securities, that is permitted under rules or regulations of the Board of Governors of the Federal Reserve System pursuant to section 7 of this title (other than an extension of credit that would be used to purchase the stock of that issuer), that is—

"(A) made or provided in the ordinary course of the consumer credit business of such issuer;

"(B) of a type that is generally made available by such issuer to the public; and

"(C) made by such issuer on market terms, or terms that are no more favorable than those offered by the issuer to the general public for such extensions of credit.

"(3) RULE OF CONSTRUCTION FOR CERTAIN LOANS.—Paragraph (1) does not apply to any loan made or maintained by an insured depository institution (as defined in section 3 of the Federal Deposit Insurance Act (12 U.S.C. 1813)), if the loan is subject to the insider lending restrictions of section 22(h) of the Federal Reserve Act (12 U.S.C. 375b).".

(3)

RUL-REL, 98 CCH Dec., FSLR ¶86,018, Amendments to Rules on Shareholder Proposals. , Exchange Act Release No. 40018, (May 21, 1998)

[98 CCH Dec., FSLR ¶86,018] Amendments to Rules on Shareholder Proposals.

Exchange Act Release No. 40018
May 21, 1998. Release in full text.

Exchange Act--Proxies--Shareholder Proposals.--The Commission has amended its shareholder proposal rule, reversing the staff's position in the *Cracker Barrel Old Country Store, Inc.* no-action letter (FED. SEC. L. REP. NO. 1542, ¶76,418), which held that employment-related proposals raising social policy issues would be excludable as part of "ordinary business." The amendments also put Rule 14a-8 into a question-and-answer format and revise Rule 14a-4 to provide clearer guidance on companies' exercise of discretionary voting authority in connection with annual shareholder meetings in the context of non-Rule 14a-8 proposals. Under the amendment to Rule 14a-4, a shareholder undertaking an independent proxy solicitation would be required to provide a company with advance written notice of its intention to solicit the percentage of the company's share ownership to carry the proposal, followed by other measures to help ensure that the notice has been provided in good faith. The amendments take effect June 29, 1998.

ACTION: Final Rule

SUMMARY: The Securities and Exchange Commission ("we" or "Commission") is adopting amendments to its rules on shareholder proposals. The amendments recast rule 14a-8 into a Question & Answer format that both shareholders and companies should find easier to follow, and make other modifications to existing interpretations of the rule. We are also amending rule 14a-4 to provide clearer ground rules for companies' exercise of discretionary voting authority, and making related amendments to rule 14a-5.

EFFECTIVE DATE: The amendments are effective June 29, 1998.

FOR FURTHER INFORMATION CONTACT: Frank G. Zarb, Jr., or Sanjay M. Shirodkar, Division of Corporation Finance, at (202) 942-2900, or Doretha M. VanSlyke, Division of Investment Management, at (202) 942-0721, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

SUPPLEMENTARY INFORMATION: The Commission is adopting amendments to rules 14a-8 [1], 14a-4 [2], and 14a-5 [3] under the Securities Exchange Act of 1934 (the "Exchange Act"). [4]

I. *Executive Summary*

With modifications, we are adopting some of the amendments to our rules on shareholder proposals that we initially proposed on September 18, 1997. [5] As explained more fully in this release, we modified our original proposals based on our consideration of the more than 2,000 comment letters we received from the public. [6]

Our proposed changes evoked considerable public controversy, as have our earlier efforts to reform these rules. Some shareholders and companies expressed overall support for our proposals. [7] Certain of our proposals, however, were viewed as especially controversial, and generated strong comments in favor, as well as heavy opposition. [8]

The amendments adopted today:

- recast rule 14a-8 into a Question & Answer format that is easier to read;
- reverse the Cracker Barrel no-action letter on employment-related proposals raising social policy issues;
- adopt other less significant amendments to rule 14a-8; and

● amend rule 14a-4 to provide shareholders and companies with clearer guidance on companies' exercise of discretionary voting authority.

These reforms, in our view, will help to improve the operation of the rules governing shareholder proposals and will address some of the concerns raised by shareholders and companies over the last several years on the operation of the proxy process.

We have decided not to adopt other elements of our original proposals, due in part to strong concerns expressed by commenters. We are not adopting our original proposals to increase the percentage of the vote a proposal needs before it can be resubmitted in future years; [9] to streamline the exclusion for matters considered irrelevant to corporate business; [10] or to modify our administration of the rule that permits companies to exclude proposals that further personal grievances or special interests. [11] We are also not adopting the proposed "override" mechanism that would have permitted 3% of the shareownership to override a company's decision to exclude proposals under certain of the bases for exclusion set forth under Question 9 of amended rule 14a-8. [12]

Some of the proposals we are not adopting share a common theme: to reduce the Commission's and its staff's role in the process and to provide shareholders and companies with a greater opportunity to decide for themselves which proposals are sufficiently important and relevant to the company's business to justify inclusion in its proxy materials. However, a number of commenters resisted the idea of significantly decreasing the role of the Commission and its staff as informal arbiters through the administration of the no-action letter process. Consistent with these views, commenters were equally unsupportive of fundamental alternatives to the existing rule and process that, in different degrees, would have decreased the Commission's overall participation.

While we have tried to provide the most fair, predictable, and efficient system possible, these rules, even as amended, will continue to require us to make difficult judgments about interpretations of proposals, the motives of those submitting them, and the policies to which they relate. We will continue to explore ways to improve the process as opportunities present themselves.

II. *Plain-English Question & Answer Format*

We had proposed to recast rule 14a-8 into a more plain-English Question & Answer format. [13] We are adopting that proposal, and the amended rule will be the Commission's first in question and answer format. Most commenters who addressed this proposal expressed favorable views, believing that it would make the rule easier for shareholders and companies to understand and follow. [14] In addition to the other amendments described in this release, we have made some minor revisions to the language we had proposed to conform with the new plain English format. For example, on the proposed revisions to paragraph (1) under Question 9, which is former rule 14a-8(c)(1), [15] commenters stated, and we agree, that the reference to "the state of the company's incorporation" may appear narrower than the actual scope of the rule because some entities that may be subject to the rule, such as partnerships, are not "incorporated." [16] Accordingly, the rule as adopted refers to "the laws of the jurisdiction of the company's organization."

We are adopting minor plain-English revisions to paragraphs (2), (3), and (4) under Question 9, former rules 14a-8(c)(2), [17] (c)(3), [18] and (c)(4). Because we are not adopting the proposed substantive amendments to paragraph (5), former rule 14a-8(c)(5), we are making only minor, non-substantive modifications to the language of that rule so that it conforms to the new plain-English approach.

We are adopting the revisions to former rule 14a-8(c)(6), [19] now paragraph (6) under Question 9, as proposed. [20]

While we are making minor conforming changes to the language of paragraph (7) under Question 9, formerly rule 14a-8(c)(7), [21] we have decided not to adopt the proposed language changes to this rule, or the list of illustrative examples, other than to replace the reference to "registrant" with "company." [22] We had proposed to revise the rule's language because we thought that the legal term-of-art "ordinary business" might be confusing to some shareholders and companies. The term refers to matters that are not necessarily "ordinary" in the common meaning of the word, and is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations. Several companies and shareholders nonetheless objected to the proposed revisions, particularly the elimination of the "ordinary business" language, on the ground that most participants in the shareholder proposal process are now so familiar with the "ordinary business" language that they might misconstrue the revisions as signaling an interpretive change. [23] Indeed, since the meaning of the phrase "ordinary business" has been developed by the courts over the years through costly litigation and essentially has become a term-of-art in the proxy area, we recognize the possibility that the adoption of a new term could inject needless costs and other inefficiencies into the shareholder proposal process. We are adopting with one modification the proposed language changes to paragraph (8) under Question 9, formerly rule 14a-8(c)(8). [24] The rule as proposed would have permitted companies to exclude a proposal that "relates to an election for membership on the company's board of directors." Based on a suggestion from one commenter, in order to account for non-corporate entities with principal governing bodies bearing names other than the "board of directors," the rule as adopted refers explicitly to elections to an "analogous governing body." [25]

We are adopting as proposed our revisions to paragraph (9) under Question 9, formerly rule 14a-8(c)(9). [26] As amended, the rule permits a company to exclude a proposal that "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." [27]

We are adopting as proposed the revisions to paragraphs (10) and (11) under Question 9, formerly rules 14a-8(c)(10) [28] and 14a-8(c)(11). [29] The revisions to paragraph (10) reflect an interpretation that we adopted in 1983. [30]

Although we are not adopting proposed substantive revisions to paragraph (12), formerly rule 14a-8(c)(12) [31], we are adopting non-substantive revisions to conform the rule to the new plain-English approach.

The Commission, through the Division of Corporation Finance (the "Division"), anticipates establishing a special electronic mailbox only for rule 14a-8 correspondence through which both shareholders and companies will be permitted to make electronic submissions under this rule, including follow-up correspondence.

III. *The Interpretation Of Rule 14a-8(c)(7): The "Ordinary Business" Exclusion*

We proposed to reverse the position announced in the 1992 *Cracker Barrel* no-action letter concerning the Division's approach to employment-related shareholder proposals raising social policy issues. [32] In that letter, the Division announced that the fact that a shareholder proposal concerning a company's employment policies and practices for the general workforce is tied to a social issue will no longer be viewed as removing the proposal from the realm of ordinary business operations of the registrant. Rather, determinations with respect to any such proposals are properly governed by the employment-based nature of the proposal.

We are adopting our proposal to reverse the *Cracker Barrel* position, which provided that all employment-related shareholder proposals raising social policy issues would be excludable under the "ordinary business" exclusion. [33] The Division will return to its case-by-case approach that prevailed prior to the *Cracker Barrel* no-action letter.

In applying the "ordinary business" exclusion to proposals that raise social policy issues, the Division seeks to use the most well-reasoned and consistent standards possible, given the inherent complexity of the task. From time to time, in light of experience dealing with proposals in specific subject areas, and reflecting changing societal views, the Division adjusts its view with respect to "social policy" proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, [34] the manufacture of tobacco products, [35] executive compensation, [36] and golden parachutes. [37]

We believe that reversal of the Division's *Cracker Barrel* no-action letter, which the Commission had subsequently affirmed, [38] is warranted. Since 1992, the relative importance of certain social issues relating to employment matters has reemerged as a consistent topic of widespread public debate. [39] In addition, as a result of the extensive policy discussions that the *Cracker Barrel* position engendered, and through the rulemaking notice and comment process, we have gained a better understanding of the depth of interest among shareholders in having an opportunity to express their views to company management on employment-related proposals that raise sufficiently significant social policy issues.

Reversal of the *Cracker Barrel* no-action position will result in a return to a case-by-case analytical approach. In making distinctions in this area, the Division and the Commission will continue to apply the applicable standard for determining when a proposal relates to "ordinary business." The standard, originally articulated in the Commission's 1976 release, provided an exception for certain proposals that raise significant social policy issues. [40]

While we acknowledge that there is no bright-line test to determine when employment-related shareholder proposals raising social issues fall within the scope of the "ordinary business" exclusion, the staff will make reasoned distinctions in deciding whether to furnish "no-action" relief. Although a few of the distinctions made in those cases may be somewhat tenuous, we believe that on the whole the benefit to shareholders and companies in providing guidance and informal resolutions will outweigh the problematic aspects of the few decisions in the middle ground.

Nearly all commenters from the shareholder community who addressed the matter supported the reversal of this position. [41] Most commenters from the corporate community did not favor the proposal to reverse *Cracker Barrel*, though many indicated that the change would be acceptable as part of a broader set of reforms. [42]

Going forward, companies and shareholders should bear in mind that the Cracker Barrel position relates only to employment-related proposals raising certain social policy issues. Reversal of the position does not affect the Division's analysis of any other category of proposals under the exclusion, such as proposals on general business operations.

Finally, we believe that it would be useful to summarize the principal considerations in the Division's application, under the Commission's oversight, of the "ordinary business" exclusion. The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.

The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. [43]

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. [44] This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

A similar discussion in the Proposing Release of the primary considerations underlying our interpretation of the "ordinary business" exclusion as applied to such proposals raised some questions and concerns among some of the commenters. Because of that concern, we are providing clarification of that position. [45] One aspect of that discussion was the basis for some commenters' concern that the reversal of *Cracker Barrel* might be only a partial one. More specifically, in the Proposing Release we explained that one of the considerations in making the ordinary business determination was the degree to which the proposal seeks to micro-manage the company. We cited examples such as where the proposal seeks intricate detail, or seeks to impose specific time-frames or to impose specific methods for implementing complex policies. Some commenters thought that the examples cited seemed to imply that all proposals seeking detail, or seeking to promote time-frames or methods, necessarily amount to "ordinary business." [46] We did not intend such an implication. Timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations. [47]

Further, in a footnote to the same sentence citing examples of "micro-management," we included a citation to *Capital Cities/ABC, Inc.*, (Apr. 4, 1991) involving a proposal on the company's affirmative action policies and practices. [48] Some commenters were concerned that the citation might imply that proposals similar to the *Capital Cities* proposal today would automatically be excludable under "ordinary business" on grounds that they seek excessive detail. Such a position, in their view, might offset the impact of reversing the *Cracker Barrel* position. However, we cited *Capital Cities/ABC, Inc.* only to support the general proposition that some proposals may intrude unduly on a company's "ordinary business" operations by virtue of the level of detail that they seek. We did not intend to imply that the proposal addressed in *Capital Cities*, or similar proposals, would automatically amount to "ordinary business." Those determinations will be made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed.

IV. *Rule 14a-4: Discretionary Voting Authority*

We had proposed amendments to rule 14a-4, and related amendments to rule 14a-5, to provide clearer guidelines for companies' exercise of discretionary voting authority in connection with annual shareholder meetings. [49] We are adopting our proposals with some modifications.

As we explained in the Proposing Release, rule 14a-4 did not clearly address the exercise of discretionary voting authority if a shareholder proponent chooses not to use rule 14a-8's procedures for placing his or her proposal in the company's proxy materials. This may occur if the proponent notifies the company in advance of the meeting of his or her intention to present the proposal from the floor of the meeting, and commences his or her own proxy solicitation, without ever invoking rule 14a-8's procedures. Our amendments to rule 14a-4(c)(1), and new paragraphs 14a-4(c)(2) and (c)(3), are designed to provide companies with clearer guidance on the scope of permissible discretionary voting power in the context of a non-14a-8 proposal.

A. *Rule 14a-4(c)(1)*

We are adopting essentially as proposed new rule 14a-4(c)(1), which replaces a "reasonable time" standard with a clear date after which notice to the company of a possible shareholder proposal would not jeopardize a company's ability to exercise discretionary voting authority on that new matter when and if raised at the annual meeting. Most commenters who addressed this proposal expressed favorable views. [50] Amended paragraph 14a-4(c)(1) allows a company voting discretionary authority where the company did not have notice of the matter by a date more than 45 days before the month and day in the current year corresponding to the date on which the company first mailed its proxy materials for the prior year's annual meeting of shareholders, or by a date established by an overriding advance notice provision. [51]

As an example, assume a company mailed this year's proxy materials on March 31, 1998 for an annual meeting on May 1, 1998. Next year, the company also schedules an early May annual meeting. The notice date established by new rule 14a-4(c)(1) for non-14a-8 proposals is 45 calendar days before March 31, or February 14. Thus February 14, 1999 would represent the notice date for the purposes of amended rule 14a-4(c)(1) unless a different date is established by an overriding advance notice provision in the company's charter or bylaws. [52]

A few commenters thought that advance notice of 45 days might provide an insufficient amount of time for some companies with longer printing and mailing schedules. [53] However, we do not believe that it is necessary to extend the 45-day advance notice period, since most companies should have some flexibility under state law to prolong the period through advance notice provisions. We stated in the Proposing Release that we did not intend to interfere with the operation of state law authorized definitions of advance notice set forth in corporate bylaws and/or articles of incorporation, and a number of commenters supported this approach. [54] Accordingly, an advance notice provision would override the 45-day period under rule 14a-4, resulting in a shorter [55] or longer period. [56] The rule continues to require inclusion of a specific statement, in either the proxy statement or proxy card, of an intent to exercise discretionary voting authority in these circumstances.

Paragraph 14a-4(c)(1) as adopted continues to incorporate a "reasonable time" standard if the company did not hold an annual meeting of shareholders during the prior year, or if the date of the annual meeting has changed by more than 30 days from the prior year. While one commenter suggested an alternative mechanism designed to provide a more specific "default" date, we were concerned that such an alternative approach might make the rule unjustifiably complex. [57]

B. *Rule 14a-4(c)(2)*

Proposed new paragraph 14a-4(c)(2) addressed a company's ability to exercise discretionary voting authority for an annual shareholders' meeting notwithstanding its receipt of "timely" advance notice of a non-14a-8 shareholder proposal as defined by paragraph 14a-4(c)(1). [58] We are adopting new paragraph (c)(2), but with some modifications of the original proposal.

As originally proposed, paragraph 14a-4(c)(2) would have permitted the exercise of discretionary voting authority by company management if the company's proxy materials were to include: (i) in the proxy statement, a discussion of the nature of the matters as to which adequate advance notice has been received, and how the company intends to exercise its discretion to vote on each such matter should it be presented to shareholders at the meeting, and (ii) on the proxy card, a cross-reference to the discussion in the proxy statement and a box allowing shareholders to withhold discretionary authority from management to vote on the designated matter(s). The pre-conditions to reliance on the rule are discussed below.

1. *Proxy Statement Disclosure*

On the first pre-condition of the proposed rule, requiring disclosure of the nature of potential non-14a-8 shareholder proposals, a number of commenters objected to our use of the word "discussion." [59] In their view, the word "discussion" appears to signal a departure from the Division's current position expressed in its *Idaho Power* and *Borg-Warner* no action letter responses. [60] Under those no-action responses, companies must only "advise" shareholders of, rather than "discuss," the nature of proposals that may be raised. Because we intended no departure from the disclosure element of the Division's no-action position, paragraph (c)(2) as adopted replaces the word "discussion" with "advice." We remind you that the disclosure prescribed by amended rule 14a-4(c)(2), as with any disclosure item, must take into account the disclosure requirements of the proxy anti-fraud rule. [61]

2. *No Separate Voting Box*

On the second pre-condition of proposed paragraph 14a-4(c)(2), a number of commenters objected to the inclusion of a separate voting "box" permitting shareholders to withhold discretionary authority from management on a non-14a-8 shareholder proposal as to which adequate advance notice had been received in the context of an annual meeting or its equivalent. Some stated that a voting box permitting shareholders to withhold discretionary voting authority in some circumstances may be confusing if shareholders are also independently solicited by the proponent in support of the same proposal. [62] We agree that inclusion of the proposed box on companies' proxy cards may be confusing in some circumstances. [63]

Other commenters objected to the separate voting box because they believe that the potential availability of the box would in effect create a new system for submitting shareholder proposals without having to comply with the restrictions under rule 14a-8. [64] In their view, the prospect of obtaining a voting box with a cross- reference to disclosure of the nature of the potential proposal in the proxy statement would encourage the submission of more shareholder proposals outside rule 14a-8's mechanisms. Accordingly, we have decided not to include the new voting box as part of new rule 14a-4(c)(2). A shareholder's execution of a proxy card will confer discretionary voting authority if the requirements of the rule are satisfied.

3. *Percentage of Shareholders to be Solicited*

Several commenters also objected to proposed new paragraph 14a-4(c)(2) on grounds that it would permit a company to exercise discretionary voting authority at an annual shareholders meeting even if the shareholder proponent had independently solicited the percentage of shareholders required to carry the proposal. [65] These commenters believe that a company should not be permitted to vote uninstructed proxies if the proponent has put the proposal "in play" by providing a proxy statement and form of proxy to a significant percentage of the company's shareownership. On this point, proposed paragraph 14a-4(c)(2) represented a departure from the "percentage of shares solicited" standard articulated in the Division's Idaho Power and Borg-Warner no-action positions.

In response to these comments, and in light of our decision not to adopt the proposal to require that the Company include an additional box on its proxy cards for withholding discretionary voting authority, we have decided to codify the "percentage of shares solicited" standard of the Division's current no-action positions. The final rule therefore precludes a company from exercising discretionary voting authority on matters as to which it has received adequate advance notice if the proponent provides the company as part of that notice with a statement that it intends to solicit the percentage of shareholder votes required to carry the proposal, followed with specified evidence that the stated percentage had actually been solicited.

As we explained in the Proposing Release, this aspect of the Division's no-action position had been the source of uncertainty for companies. A company may not know whether a shareholder intends to begin to solicit proxies independently, or how many shareholders will be solicited if a solicitation is actually commenced. We understand that in a number of instances companies were forced to guess whether its ability to exercise discretionary authority had been restricted. A number of commenters from both the corporate and shareholder communities suggested that we overcome the potential for uncertainty by requiring proponents to provide advance written notice if they intend to deliver a proxy statement and form of proxy to holders of at least the minimum number of the company's voting shares that is required to carry the proposal, including measures to help ensure that such notice is bona fide. [66]

We have revised new paragraph (c)(2) to reflect these comments, and the rule as adopted requires a shareholder proponent to provide the company with written notice within the timeframe established by paragraph 14a-4(c)(1), that is, earlier than 45 days or in compliance with advance notice provisions. In order to help ensure that the notice has been provided in good faith, paragraph 14a-4(c)(2) as adopted also requires the proponent to repeat the statement (that it intends to solicit sufficient proxies to prevail) in its proxy materials to underscore the applicability of rule 14a-9, the anti-fraud rule. To further emphasize this point, and to provide interested parties with the ability to proceed against a proponent that does not fulfill its good faith promise to solicit the required number of shareholders, the rule requires the proponent to provide the company with a statement from the solicitor or other person with knowledge indicating that the proponent has taken the steps necessary to solicit the percentage of the company's shareownership required to approve the proposal. A statement executed by the shareholder insurgent will satisfy this requirement only to the extent that it was actually involved in carrying out the solicitation.

C. Rule 14a-4(c)(3)

We are also adopting a new paragraph 14a-4(c)(3) to further clarify the rule's operation in connection with special shareholders' meetings and other solicitations. Rules 14a-4(c)(1) and 14a-4(c)(2) as proposed to be amended, and as adopted, establish a clearer framework for companies' exercise of discretionary voting authority for annual shareholder meetings or their functional equivalents. We did not intend for that framework to apply to other solicitations, or to solicitations by persons other than management, such as special meetings or consent solicitations unrelated to the election of directors, which would continue to be governed by the "reasonable time" standard that had applied to all solicitations under former rule 14a-4(c)(1). Although there does not appear to have been confusion among commenters on this point, new paragraph (c)(3), and new introductory language to new paragraphs (c)(1) and (c)(2), should help clarify the point.

Tracking much of the language of former paragraph 14a-4(c)(1), new paragraph (c)(3) provides for the exercise of discretionary voting authority "(f)or solicitations other than for annual meetings or for solicitations by persons other than the registrant, (on) matters which the persons making the solicitation do not know, a reasonable time before the solicitation, are to be presented at the meeting, if a specific statement to that effect is made in the proxy statement or form of proxy." [67]

D. Filing in Preliminary Form

Finally, in the Proposing Release, we stated that during the 1996 proxy season the Division permitted several companies to avoid filing proxy materials in preliminary form despite receipt of adequate advance notification of a non-14a-8 shareholder proposal, so long as these companies disclosed in their proxy statements the nature of the proposal and how management intended to exercise discretionary voting authority if the proposal were actually to be presented to a vote at the meeting. We also stated that, in light of the proposed amendments to rule 14a-4, we might reverse that informal position, so that companies receiving notice of a non-14a-8 proposal before the filing of their proxy materials would be required to file their materials in preliminary form to preserve discretionary voting authority under rule 14a-4(c)(2). A number of commenters opposed reversal of the position, stating that in ordinary circumstances little would be gained by staff review of this material, and that potential delays resulting from preliminary filings could unjustifiably interfere with companies' mailing schedules. [68] The Division has decided not to reverse its position at this time, but may evaluate the position again in the future after monitoring proxy filings under the amended rules.

V. Other Amendments

We are adopting other modifications to rules 14a-8 and 14a-5. We are adopting as proposed the answer to Question 1 of the amended rule defining a proposal as a request or requirement that the board of directors take an action. [69] One commenter objected to the proposal on grounds that the definition appeared to preclude all shareholder proposals seeking information. [70] In formulating the definition, it was not our intention to preclude proposals merely because they seek information, and the fact that a proposal seeks only information will not alone justify exclusion under the definition.

Also as proposed, we are increasing the dollar value of a companys voting shares that a shareholder must own in order to be eligible to submit a shareholder proposal--from $1,000 to $2,000--to adjust for the effects of inflation since the rule was last revised. [71] There was little opposition to the proposed increase among commenters, although several do not believe the increase is great enough to be meaningful, especially in light of the overall increase in stock prices over the last few years. [72] Nonetheless, we have decided to limit the increase to $2,000 for now, in light of rule 14a-8's goal of providing an avenue of communication for small investors. There was no significant support for any modifications to the rule's other eligibility criteria, such as the one-year continuous ownership requirement.

A number of commenters supported, and few opposed, our proposal to establish a uniform 14-day period in which shareholders would be required to respond to a company's notification that the shareholder has failed to comply with one or more procedures under rule 14a-8, such as the submission deadlines and the rules for establishing proponent eligibility. [73] We are adopting the 14-day period as proposed. In response to one commenter's suggestion, we have added a sentence to the rule clarifying that a company need not provide notice of a deficiency that cannot be remedied. If the company intends to exclude the proposal, it nonetheless would later have to make a submission under rule 14a-8, and provide a copy to the proponent. [74]

We are also adopting amendments to rule 14a-5(e), with a few modifications from our proposals. As proposed to be amended, that rule would require companies to disclose the date after which proposals submitted outside the framework of rule 14a-8 are considered untimely for the purposes of amended rule 14a-4(c)(1). [75]

Two commenters objected to our proposal to amend rule 14a-5(e) to require disclosure of the date by which shareholders must notify the company of any non-14a-8 proposals under amended rule 14a-4(c)(1). [76] They were concerned that disclosure of the date would appear to formalize a new system for submitting shareholder proposals in competition with the mechanisms of rule 14a-8, and would encourage the submission of proposals outside of that process. We do not agree that mere disclosure of the date would likely have that effect, and we believe that disclosure is necessary because shareholders often would not have enough information to deduce the date reliably on their own. We are also adopting the other proposed modifications to rule 14a-5(e) designed to streamline the rule's operation.

One commenter pointed out that it is unclear from the rule as drafted whether the new disclosure in the company's proxy statement should reflect the "default" date under amended rule 14a-4(c)(1), or instead the date established by an overriding advance notice provision, if any. [77] We have revised the rule to clarify that companies should disclose the date established by an overriding advance notice provision, and in the absence of such a provision, the "default" date for submitting non-14a-8 proposals, which normally would be 45 days before the date the company mailed its proxy materials for the prior year. Because the rule also requires companies to disclose the deadline for submitting rule 14a-8 proposals, companies' disclosure should clearly distinguish between the two dates.

Finally, in the answer to Question 8 of amended rule 14a-8, we proposed to include an advisory that the proponent or the proponent's representative make sure that he/she follows applicable procedures proper under state law for appearing at the meeting and/or presenting the proposal. Most commenters who addressed the proposal viewed the advisory as a helpful aid. [78] We have included the advisory as proposed.

VI. Proposals Not Adopted

We have decided not to adopt some of our original proposals, due in part to concerns expressed by some commenters. These proposals generally received support from some commenters, but equally strong opposition from others.

Personal Grievance Exclusion

Paragraph (4) under Question 9, formerly rule 14a-8(c)(4), permits companies to exclude proposals furthering personal grievances or special interests. We had proposed to modify the way the Division administers the rule so that the staff would concur in the exclusion of a proposal on this ground only if the *proposal on its face were to relate to a personal grievance or special interest. In other circumstances, under our* proposal, the Division would express "no view" in its no-action response. The proposal reflected our view that the Division's ability to make the necessary factual findings is limited in the context of evaluating an otherwise "facially neutral" proposal, and that companies and shareholders themselves possess much of the factual information relevant to the applicability of the "personal grievance" exclusion.

Shareholders expressed serious concerns about this proposal. [79] A number of commenters from the shareholder community were concerned that companies might use the increased flexibility provided by a "no view" no-action response to exclude proposals that do not in actuality further personal grievances of special interests. In their view, a shareholder, in these circumstances, might be forced to incur the expense of litigation to prevent exclusion of the proposal. Some shareholders, for instance, were concerned that companies might rely on the rule to exclude proposals focusing on social policy matters. [80] We agree that the proposal might increase the likelihood of disputes between shareholders and companies. We have therefore decided not to implement the proposal, and will continue to administer the rule consistently with our current practice of making case-by-case determinations on whether the rule permits exclusion of particular proposals.

Resubmission Thresholds

If a proposal fails to receive a specified level of support, paragraph (12) under Question 9, formerly rule 14a-8(c)(12), permits a company to exclude a proposal focusing on substantially the same subject matter for a three-year period. In order to avoid possible exclusion, a proposal must receive at least 3% of the vote on its first submission, 6% on the second, and 10% on the third. We had proposed to raise the percentage thresholds respectively to 6%, 15%, and 30%. Many commenters from the shareholder community expressed serious concerns about this proposal. [81] We have decided not to adopt the proposal, and to leave the thresholds at their current levels.

Proposed Override Mechanism

We had proposed a new mechanism that would have permitted 3% of a company's shareownership to override the "ordinary business" exclusion and the "relevance" exclusion, paragraphs (7) and (5) under Question 9.

Several commenters opposed the proposal. [82] Other commenters supported the override concept as proposed, but expressed concerns about specific aspects, including whether the proposed 3% threshold may be too low and lead to erosion of the "ordinary business" and "relevance" exclusions that would be subject to an override. [83] Some shareholders thought the opposite, that 3% support of a company's shareownership would be too difficult for a shareholder proponent to obtain.

We have decided not to adopt the proposed "override" mechanism. Because we are not adopting the "override," we also are not adopting ancillary amendments designed to help implement the mechanism, including the proposed qualified exemption under the proxy rules, the proposed safe harbor from the beneficial ownership reporting requirements under section 13(d) of the Exchange Act, and the proposed shortening of companies' deadlines for making their rule 14a-8 no-action submissions to the Division.

The "Relevance" Exclusion

Paragraph (5) under Question 9 permits companies to exclude proposals relating to operations which account for less than 5 percent of the registrant's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the registrant's business.

We had proposed to revise the rule to apply a purely economic standard. Under the proposal, the exception for proposals that are "otherwise significantly related" would have be deleted. A company would have been permitted to exclude proposals relating to matters involving the purchase or sale of services or products that represent $10 million or less in gross revenue or total costs, whichever is appropriate, for the company's most recently completed fiscal year.

Few commenters indicated strong support for the proposed amendments, and we are not making any substantive changes to the rule. Many commenters within the corporate community agreed in concept with our proposal to base the rule on an objective economic standard, and to eliminate the subjective "not otherwise significantly related" part of the rule. [84] But most of those commenters thought that the proposed $10 million threshold was so low that companies would too infrequently be in a position to rely on the exclusion. Comments from the shareholder community were mixed. [85] Some shareholders opposed the elimination of the "not otherwise significantly related" part of the rule, while other shareholders expressed varying degrees of support for the approach, with some expressing concern that companies might apply the rule to exclude proposals on subjects that are difficult to quantify, despite the "safeguards" that we included as part of the proposed amendments.

Statements in Opposition: Commission Review

Finally, we had proposed eliminating rule 14a-8(e), which requires a company to provide a proponent with an advance copy of any statement in opposition to the proposal that it intends to include in its proxy materials. This provision also provides a mechanism for shareholders to bring materially false or misleading statements to the Division's attention. A number of commenters from the shareholder community opposed elimination of these procedures because they believed that the potential for proponent objections deters companies from making materially false or misleading statements, and encourages negotiation between the company and proponent. [86] We have decided not to adopt that proposal, and are retaining the mechanisms of former rule 14a-8(e) in the context of the answer to Question 13 of amended rule 14a-8.

VII. Final Regulatory Flexibility Analysis

We have prepared this Final Regulatory Flexibility Analysis under 5 U.S.C. 603 concerning the amendments to rules 14a-8, 14a-4, and 14a-5 as a follow-up to the Initial Regulatory Flexibility Analysis ("IRFA") that we prepared in connection with the Proposing Release. [87] We received few comments, and no significant empirical data, in response to the requests for further information included in the IRFA.

The purpose of the amendments is to streamline the operation of the rule, and address concerns raised by both shareholder and corporate participants. We are adopting the amendments pursuant to Sections 14 and 23 of the Exchange Act [88] and Section 20(a) of the Investment Company Act of 1940 [89] ("Investment Company Act").

Specifically, we are:

- recasting rule 14a-8 into a more plain-English Question & Answer format;

● reversing the *Cracker Barrel* interpretive position on employment-related proposals raising significant social policy issues; and

● amending rule 14a-4 to provide shareholders and companies with clearer guidance on companies exercise of discretionary voting authority.

We have decided not to adopt other elements of our original proposals. We are not adopting our original proposals to:

● increase the percentage of the vote a proposal must receive before it can be resubmitted in future years if it is not approved;

● streamline the exclusion for matters considered irrelevant to corporate business; [90]

● modify our administration of the rule permitting companies to exclude proposals furthering personal grievances of special interests; or

● implement an "override" mechanism that would have permitted 3% of the share ownership to override a company's decision to exclude a proposal under certain of the bases for exclusion set forth under Question 9 of amended rule 14a-8. [91]

The amendments will affect small entities that are required to file proxy materials under the Exchange Act or the Investment Company Act. Exchange Act rule 0-10 defines "small business" as a company whose total assets on the last day of its most recent fiscal year were $5 million or less. [92] Investment Company Act rule 0-10 defines "small entity" as an investment company with net assets of $50 million or less as of that date. [93] We are currently aware of approximately 1,000 reporting companies that are not investment companies with assets of $5 million or less. There are approximately 800 investment companies that satisfy the "small entity" definition. Only approximately one-third of all investment companies have shareholder meetings and file proxy materials annually. Therefore, we believe approximately 250 small entity investment companies may be affected by the amendments.

Plain-English Question & Answer Format

Our revision of rule 14a-8 to create a more understandable Question & Answer format should help decrease the time and expense incurred by both shareholders and companies attempting to comply with its provisions. Companies frequently consult with legal counsel in preparing no-action submissions under rule 14a-8. The rule's added clarity may obviate the need for a shareholder or company to consult with counsel, depending on the issues raised by the submission. Under some circumstances, however, companies' submissions must include supporting opinions of counsel.

No commenters submitted empirical data demonstrating how much it costs companies to consider and prepare an individual no-action submission under rule 14a-8. Question 13 of a Questionnaire that we made available in February 1997 [94] asked respondent companies how much money they spend on average each year determining whether to include or exclude shareholder proposals and following Commission procedures in connection with any proposal that they wish to exclude (including internal costs as well as any outside legal and other fees). While responses may have accounted for consideration of more than one proposal, the costs of making a determination whether to include a proposal reported by 80 companies averaged approximately $37,000. [95] We do not believe, however, that the cost is likely to vary depending on the size of the company. That is, the cost to a small entity is likely to be the same as the cost to a larger entity, depending on the number of proposals received and how many the company seeks to exclude under the staff no-action letter process.

Because the rules added clarity may make it easier for shareholders to understand the procedures for submitting shareholder proposals, the amendments may encourage shareholders to submit more shareholder proposals to companies each year. In turn, companies may be required to make more rule 14a-8 no-action submissions to the Commission.

In the period from September 30, 1996 to September 30, 1997, we received submissions from a total of 245 companies, and only 6 (i.e., 2%) were "small businesses." While we received no empirical data on the number of small businesses that receive shareholder proposals each year, one commenter with substantial experience submitting shareholder proposals to companies reported that small companies seldom receive shareholder proposals. [96]

We also received no empirical information in response to our request for data on the marginal cost of including an additional shareholder proposal in companies' proxy materials. However, the Questionnaire asked each company respondent how much money on average it spends in the aggregate on printing costs (plus any directly related costs, such as additional postage and tabulation expenses) to include shareholder proposals in its proxy materials. While individual responses may have accounted for the printing of more than one proposal, the average cost reported by 67 companies was approximately $50,000. [97] By contrast, one commenter noted that the cost for companies, excluding the largest corporations, should average about $10,000 per proposal. [98] We expect that any additional printing costs are lower for small entities, since small entities typically should have to print fewer copies of their proxy materials because they have fewer shareholders.

A company that receives a proposal has no obligation to make a submission under rule 14a-8 unless it intends to exclude the proposal from its proxy materials.

Accordingly, any costs of including an additional proposal should be offset, at least partially, by not having to make a rule 14a-8 submission. No commenters responded to our request for empirical data on the potential cost savings.

Reversal of Cracker Barrel

In the 1992 *Cracker Barrel* no-action letter, the Division stated that henceforth it would concur in the exclusion of all employment-related shareholder proposals raising social policy issues under rule 14a-8(c)(7), the "ordinary business" exclusion. Before the announcement of the position, the Division analyzed employment related proposals tied to social issues on a case-by-case basis, concurring in the exclusion of some, but not others. Reversal of the position will result in a return to the case-by-case analysis that prevailed before the position was announced.

Our decision to reverse the *Cracker Barrel* position on employment-related shareholder proposals may therefore result in an increase in the number of employment-related proposals tied to social issues that are submitted to companies each year, and that companies must include in their proxy materials. During the 1997 proxy season, the Division received approximately 30 submissions involving employment-related proposals tied to social issues, none from "small businesses." [99]

While it is unclear whether the number of proposals submitted to small businesses and included in their proxy statements will increase as a result of the reversal of *Cracker Barrel*, we have analyzed under "Plain English Question & Answer Format" above the potential costs to companies of considering and including additional proposals in their proxy materials.

Discretionary Voting Authority

The amendments to rule 14a-4 should favorably affect companies, including "small businesses," because they would provide clearer ground rules as to the ability to exercise discretionary voting power when a shareholder presents a proposal without invoking rule 14a-8. We do not routinely record information on the number of "small businesses" that receive non-rule 14a-8 proposals each year, since non-14a-8 proposals do not necessarily lead to a submission to the Commission. The Investor Responsibility Research Center ("IRRC") has reported to the Commission staff, however, that it is aware of a total of 19 independent proxy solicitations during calendar years 1996 and 1997 in support of non-14a-8 proposals, and none appear to have involved "small businesses." In addition, one commenter indicated that, since 1991, there have been 66 independent shareholder solicitations in support of shareholder resolutions. [100] None of the companies subject to the 66 solicitations appear to have been "small businesses."

To the extent that "small businesses" receive such proposals, we believe that the amendments to rule 14a-4 will favorably affect them by reducing uncertainty, and decreasing the likelihood that such companies would have to incur the delay and expense of rescheduling the shareholders meeting, or resoliciting shareholders. Some commenters thought that the proposal to require companies wishing to preserve voting authority to include an extra voting box on their proxy cards might encourage the submission of more non-14a-8 shareholder proposals. We have decided not to adopt that aspect of our original proposal. Some shareholders thought that the amendments as proposed might effectively inhibit independent proxy solicitations because they would have permitted companies to retain voting authority even if the shareholder solicited the percentage of shareownership required to carry the proposal. We also have decided not to adopt that aspect of our original proposal.

Under our amendments to rule 14a-4, a company wishing to preserve discretionary voting authority on certain proposals that might be presented to a vote may be required to advise shareholders of the nature of such proposals. We note, however, that this precondition is consistent with the Division's no-action positions predating the adoption of the amendments. No commenters provided empirical data on incremental costs likely to result from this amendment to rule 14a-4. Daniels Financial Printing informed the staff that in most cases adding up to three-fourths of a page in the proxy statement would not increase the cost to the company, and that adding more than three-fourths of a page could increase costs by about $1,500 for an average sized company.

Under our amendments to rule 14a-4, a shareholder undertaking an independent proxy solicitation would be required to provide a company with advance written notice of its intention to solicit the percentage of the company's shareownership to carry the proposal, followed by other measures to help ensure that the notice has been provided in good faith. These amendments would impose no additional costs on companies receiving such notice, since no action by them is required. The amendments should impose only de minimis additional costs on shareholders who undertake independent proxy solicitations. [101]

Our amendment to rule 14a-5 would require companies to disclose an additional date in their proxy statements. Disclosure of the date should require no more than an additional sentence, and therefore should result in no, or negligible, additional printing costs.

We considered significant alternatives to the proposed amendments for small entities with a class of securities registered under the Exchange Act. We considered, for instance, exempting small businesses from any obligation to include shareholder proposals in their proxy materials. Such an exemption, however, would be inconsistent with the current purpose of the proxy rules, which is to provide and regulate a channel of communication among shareholders and public companies. Exempting small entities would deprive their shareholders of this channel of communication.

We also considered other alternatives identified in Section 603 of the Regulatory Flexibility Act to minimize the economic impact of the amendments on small entities. We considered the establishment of different compliance requirements or timetables that take into account the resources available to small entities. Different timetables, however, may make it difficult for the Division to issue responses in a timely manner, and could otherwise impede the efficient operation of the rule.

We also considered the clarification, consolidation, or simplification of the rule's compliance requirements for small entities. As explained more fully in section II of this release, we are recasting and reformatting rule 14a-8 into a more understandable, Question & Answer format. As explained in Section IV above, we are adopting clearer guidelines for companies' exercise of discretionary voting authority under rule 14a-4. These modifications should simplify and facilitate compliance by all companies, including small entities. We do not believe that there is any appropriate way further to facilitate compliance by small entities without compromising the current purposes of the proxy rules.

We also considered the use of performance rather than design standards. The rules that we are amending are not specifically designed to achieve certain levels of performance. Rather, they are designed to serve other policies, such as to ensure adequate disclosure of material information, and to provide a mechanism for shareholders to present important and relevant matters for a vote by fellow shareholders. Performance standards accordingly would not directly serve the policies underlying the rules. We do not believe that any current federal rules duplicate, overlap, or conflict with the rules that we propose to amend.

VIII. Cost-Benefit Analysis

This cost-benefit analysis follows a preliminary analysis request for comments and empirical information included in the Proposing Release. [102] We received few comments and no significant empirical data, in response to our requests for further information.

The amendments to the rules on shareholder proposals should improve the efficiency of the process for determining which shareholder proposals must be included in proxy materials distributed by companies. They should help to make the rule understandable to the numerous shareholders and companies that refer to the rule each year, ensure that companies include certain employment-related proposals raising significant social policy issues in their proxy materials, and provide clearer guidelines for a company's exercise of discretionary voting authority when notified that a shareholder intends to present a proposal without invoking rule 14a-8's mechanisms.

Specifically, we are:

- recasting rule 14a-8 into a more plain-English Question & Answer format;

- reversing the *Cracker Barrel* interpretive position on employment-related proposals raising significant social policy issues; and

- amending rule 14a-4 to provide shareholders and companies with clearer guidance on companies' exercise of discretionary voting authority.

We have decided not to adopt other elements of our original proposals. We are not adopting our original proposals to:

- increase the percentage of the vote a proposal must receive before it can be resubmitted in future years if it is not approved;

- streamline the exclusion for matters considered irrelevant to corporate business; [103]

- modify our administration of the rule permitting companies to exclude proposals furthering personal grievances of special interests; or

- implement an "override" mechanism that would have permitted 3% of the share ownership to override a company's decision to exclude a proposal under certain of the bases for exclusion set forth under Question 9 of amended rule 14a-8. [104]

We have considered whether the amendments we are adopting would promote efficiency, competition and capital formation. Rule 14a-8 requires companies to include shareholder proposals in their proxy materials, subject to specific bases for excluding them. We believe that the rule enhances investor confidence in the securities markets by providing a means for shareholders to communicate with management and among themselves on significant matters.

Plain-English Question & Answer Format

Our revision of the rule to create a more understandable Question & Answer format should help decrease the time and expense incurred by both shareholders and companies attempting to comply with its provisions. Companies frequently consult with legal counsel in preparing no-action submissions under rule 14a-8. The rule's added clarity may obviate the need for a shareholder or company to consult with counsel, depending on the issues raised by the submission. Under some circumstances, however, companies' submissions must include supporting opinions of counsel.

No commenters submitted empirical data demonstrating how much it costs companies to consider and prepare an individual no-action submission under rule 14a-8. Question 13 of the Questionnaire asked respondent companies how much money they spend on average each year determining whether to include or exclude shareholder proposals and following Commission procedures in connection with any proposal that they wish to exclude (including internal costs as well as any outside legal and other fees). While responses may have accounted for consideration of more than one proposal, the costs reported by 80 companies averaged approximately $37,000. [105]

Because the revised rule's added clarity may make it easier for shareholders to understand the procedures for submitting shareholder proposals, the amendments may encourage shareholders to submit more shareholder proposals to companies each year. In turn, companies may be required to make more rule 14a-8 no-action submissions to the Commission. A study conducted by one commenter reports that, each year, shareholder proposals come to a vote at 226 companies from among the 1,500 largest U.S. companies. [106]

We also received no information in response to our request for data on the marginal cost of including an additional shareholder proposal in companies' proxy materials. However, the Questionnaire asked each company respondent how much money on average it spends in the aggregate on printing costs (plus any directly related costs, such as additional postage and tabulation expenses) to include shareholder proposals in its proxy materials. While individual responses may have accounted for the printing of more than one proposal, the average cost reported by 67 companies was approximately $50,000. [107] By contrast, one commenter thought that this estimate is too high, although large companies in his view would incur relatively higher costs. [108]

A company that receives a proposal has no obligation to make a submission under rule 14a-8 unless it intends to exclude the proposal from its proxy materials. [109] Accordingly, any costs of including an additional proposal should be offset, at least partially, by not having to make a rule 14a-8 submission. No commenters responded to our request for empirical data on the potential cost savings.

Reversal of Cracker Barrel

In the 1992 *Cracker Barrel* no-action letter, the Division stated that henceforth it would concur in the exclusion of all employment-related shareholder proposals raising social policy issues under rule 14a-8(c)(7), the "ordinary business" exclusion. Before the announcement of the position, the Division analyzed employment related proposals tied to social issues on a case-by-case basis, concurring in the exclusion of some, but not others. Reversal of the position will result in a return to the case-by-case analysis that prevailed before the position was announced.

Our decision to reverse the *Cracker Barrel* position on employment-related shareholder proposals may therefore result in an increase in the number of employment-related proposals tied to social issues that are submitted to companies each year, and that companies must include in their proxy materials. During the 1997 proxy season, the Division received approximately 30 submissions involving employment-related proposals tied to social issues. [110]

We have analyzed under "Plain English Question & Answer Format" above the potential costs to companies of considering and including additional proposals in their proxy materials.

Shareholder proposals could have a positive or negative impact, or no impact, on the price of a company's securities. [111] Relatively few shareholder proposals are approved by shareholders each year, and the few that are approved typically focus on corporate governance matters rather than social issues. [112] Based on information provided to us by IRRC, we understand that for calendar year 1997, 22 proposals obtained shareholder approval out of a total of 376 proposals submitted to shareholder votes. Ten were proposals to repeal classified boards (i.e., boards with staggered terms). Ten sought redemption of companies' shareholder rights plans. One focused on "golden parachute" payments to executives (i.e., large payments typically contingent upon corporate change of control). One sought to restrict director pension benefits.

Proposals addressing corporate governance matters tend to receive the most substantial shareholder support and may have an identifiable impact on shareholder wealth. Examples are proposals on voting and nomination procedures for board members, and proposals to restrict or eliminate companies' shareholder rights plans (i.e., "poison pills"). The amendments we are adopting do not focus on those types of proposals, and should not affect shareholders' ability to include them in companies' proxy materials. Additionally, shareholder proposals on social issues may improve investor confidence in the securities markets by providing investors with a sense that as shareholders they have a means to express their views to the management of the companies in which they invest.

Discretionary Voting Authority

The amendments to rule 14a-4 should favorably affect companies because they should provide clearer ground rules as to the ability to exercise discretionary voting power when a shareholder presents a proposal without invoking rule 14a-8.

We do not collect information on the number of companies that receive non-rule 14a-8 proposals each year, since such proposals do not necessarily lead to a submission to the Commission. However, IRRC has reported to the Commission staff that, during the 1997 calendar year, it is aware of only two independent solicitations in support of non-14a-8 shareholder resolutions, down from 17 solicitations for calendar year 1996. In addition, one commenter indicated that, since 1991, there have been 66 independent shareholder solicitations in support of shareholder resolutions. [113]

To the extent "small businesses" receive such proposals, we believe that the amendments to rule 14a-4 will favorably affect them by reducing uncertainty, and decreasing the likelihood of incurring the delay and expense of rescheduling the shareholders meeting and/or resoliciting shareholders. Reducing the potential for uncertainty should also help to decrease the likelihood of related litigation.

One company estimated the cost of sending supplemental proxy materials to its shareholders at about $170,000. [114] Thus, if the amendments permit companies to avoid resolicitations on five occasions, the savings would amount to about $850,000. [115] Another commenter submitted information on the legal costs of representing insurgent shareholders in connection with court actions under the proxy rules. [116] According to that commenter, attorneys' fees and costs incurred by the insurgent ranged from $17,517 to $75,421. It is not clear whether these actions involved rule 14a-4 or discretionary voting authority, and they do not include the legal costs of other parties or any other associated expenses.

Some commenters thought that the proposal to require companies wishing to preserve voting authority to include an extra voting box on their proxy cards might encourage the submission of more non-14a-8 shareholder proposals, as well as confusion among shareholders. We have decided not to adopt that aspect of our original proposal. Other commenters thought that the proposals might effectively inhibit independent proxy solicitations because they would have provided companies with a means to retain voting authority even if the shareholder solicited the percentage of shareownership required to carry the proposal. We also have decided not to adopt that aspect of our original proposal.

Under our amendments to rule 14a-4, a company, wishing to preserve discretionary voting authority on certain proposals that might be presented to a vote, may be required to advise shareholders of the nature of such proposals. We note, however, that this precondition is consistent with the Division's no-action positions predating the adoption of these amendments. No commenters provided empirical data on incremental costs likely to result from these amendments to rule 14a-4. Daniels Financial Printing informed the staff that in most cases adding up to three-fourths of a page in the proxy statement would not increase the cost to the company, and that adding more than three-fourths of a page could increase costs by about $1,500 for an average sized company.

Under our amendments to rule 14a-4, a shareholder undertaking an independent proxy solicitation would be required to provide a company with advance written notice of its intention to solicit the percentage of the company's shareownership to carry the proposal, followed by other measures to help ensure that the notice has been provided in good faith. These amendments would impose no additional costs on companies receiving such notice, since no action by them is required. The amendments should impose only de minimis additional costs on a shareholder undertaking an independent proxy solicitation. [117]

Our amendment to rule 14a-5 would require companies to disclose an additional date in their proxy statements. Disclosure of the date should require no more than an additional sentence, and therefore should result in no, or negligible, additional printing costs.

Section 23(a) of the Exchange Act [118] requires the Commission to consider any anti-competitive effects of any rules it adopts thereunder and the reasons for its determination that any burden on competition imposed by such rules is necessary or appropriate to further the purposes of the Exchange Act. The Commission has considered the impact this rulemaking will have on competition and believes that the amendments will not impose a significant burden on competition.

IX. Paperwork Reduction Act

Regulation 14A [119] and the Commission's related proxy rules, including rules 14a-8, 14a-4, and 14a-5, were adopted pursuant to Section 14(a) of the Exchange Act. Section 14(a) directs the Commission to adopt rules "as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 12 of this title." Schedule 14A prescribes information that a company must include in its proxy statement to ensure that shareholders are provided material information relating to voting decisions.

The amendments to rules 14a-8, 14a-4(c), and 14a-5 should make it easier for shareholder proponents to include in companies' proxy materials employment-related shareholder proposals raising significant social policy matters, and provide companies subject to the proxy rules with clearer ground rules for the exercise of discretionary voting authority. The amendments should also make rule 14a-8 easier to understand and follow. The amendments focus primarily on rule 14a-8, which requires companies to include shareholder proposals in their proxy materials, subject to certain bases for excluding them. We received no Paperwork Reduction Act comments relating to the amendments.

As set forth in the Proposing Release, [120] certain provisions of rules 14a-8, 14a-4, and 14a-5 contain "collection of information" requirements within the meaning of the Paperwork Reduction Act of 1995 (44 U.S.C. §3501 et seq.). The Commission had submitted the amendments to those rules to the Office of Management and Budget ("OMB") for review in accordance with 44 U.S.C. §3507(d) and 5 CFR. 1320.11. The title for the collections of information is "Regulation 14A." Except as explained below, the amendments should have no impact on the total estimated burden hours for Regulation 14A. [121]

As originally proposed, amended rule 14a-4 would have in some circumstances required companies to include an extra voting box on their proxy cards in order to preserve discretionary voting authority. We are not, however, adopting that requirement, which we believe would have increased the total annual burden by only a negligible amount, or not at all. [122] We are adopting a requirement under rule 14a-4 that a shareholder insurgent in some circumstances provide a company with advance written notice of its intention to solicit the percentage of a company's shareownership necessary to approve the proposal, followed by evidence of the solicitation, and by negligible additional disclosures in the insurgent's proxy statement. [123] We estimate that these additional requirements, in the context of other amendments adopted today, will increase the annual burden under Regulation 14A for a shareholder insurgent by approximately one hour per shareholder proponent, and that approximately 10 proponents will have to comply each year. Accordingly, we have increased our estimated total annual compliance burden for Regulation 14A by a total of 10 hours, to 810,935 hours.

Providing the information required by Regulation 14A is mandatory under Section 14(a) of the Exchange Act. The information will not be kept confidential. Unless a currently valid OMB control number is displayed on the Schedule 14A, the Commission may not sponsor or conduct or require response to an information collection. The OMB control number is 3235-0059. The collection is in accordance with 44 U.S.C. §3507.

X. *Statutory Basis And Text Of Amendments.*

We are adopting amendments to Rules 14a-8, 14a-4, and 14a-5 under the authority set forth in Sections 13, 14 and 23 of the Securities Exchange Act of 1934, and Section 20(a) of the Investment Company Act.

List of Subjects in 17 CFR Part 240

Reporting and recordkeeping requirements, Securities.

Text of Amendments

In accordance with the foregoing, Title 17, Chapter II of the Code of Federal Regulations is amended as follows:

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

1. The authority citation for Part 240 continues to read, in part, as follows:

Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78d, 78f, 78i, 78j, 78 j-1, 78k, 78k-1, 78l, 78m, 78n, 78o, 78p, 78q, 78s, 78u-5, 78w, 78x, 78ll(d), 78mm, 79q, 79t, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4 and 80b-11, unless otherwise noted.

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2. By amending §240.14a-4 by revising the introductory text of paragraph (c) and paragraph (c)(1), redesignating paragraphs (c)(2) through (c)(5) as paragraphs (c)(4) through (c)(7), and adding new paragraphs (c)(2) and (c)(3), to read as follows:

§240.14a-4 Requirements as to proxy.

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(c) A proxy may confer discretionary authority to vote on any of the following matters:

(1) For an annual meeting of shareholders, if the registrant did not have notice of the matter at least 45 days before the date on which the registrant first mailed its proxy materials for the prior year's annual meeting of shareholders (or date specified by an advance notice provision), and a specific statement to that effect is made in the proxy statement or form of proxy. If during the prior year the registrant did not hold an annual meeting, or if the date of the meeting has changed more than 30 days from the prior year, then notice must not have been received a reasonable time before the registrant mails its proxy materials for the current year.

(2) In the case in which the registrant has received timely notice in connection with an annual meeting of shareholders (as determined under paragraph (c)(1) of this section), if the registrant includes, in the proxy statement, advice on the nature of the matter and how the registrant intends to exercise its discretion to vote on each matter. However, even if the registrant includes this information in its proxy statement, it may not exercise discretionary voting authority on a particular proposal if the proponent:

(i) Provides the registrant with a written statement, within the time-frame determined under paragraph (c)(1) of this section, that the proponent intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the company's voting shares required under applicable law to carry the proposal;

(ii) Includes the same statement in its proxy materials filed under §240.14a-6; and

(iii) Immediately after soliciting the percentage of shareholders required to carry the proposal, provides the registrant with a statement from any solicitor or other person with knowledge that the necessary steps have been taken to deliver a proxy statement and form of proxy to holders of at least the percentage of the company's voting shares required under applicable law to carry the proposal.

(3) For solicitations other than for annual meetings or for solicitations by persons other than the registrant, matters which the persons making the solicitation do not know, a reasonable time before the solicitation, are to be presented at the meeting, if a specific statement to that effect is made in the proxy statement or form of proxy.

3. By amending §240.14a-5 by revising paragraph (e), and adding paragraph (f), to read as follows:

§240.14a-5 Presentation of information in proxy statement.

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(e) All proxy statements shall disclose, under an appropriate caption, the following dates:

(1) The deadline for submitting shareholder proposals for inclusion in the registrant's proxy statement and form of proxy for the registrant's next annual meeting, calculated in the manner provided in §240.14a-8(d)(Question 4); and

(2) The date after which notice of a shareholder proposal submitted outside the processes of §240.14a-8 is considered untimely, either calculated in the manner provided by §240.14a-4(c)(1) or as established by the registrant's advance notice provision, if any, authorized by applicable state law.

(f) If the date of the next annual meeting is subsequently advanced or delayed by more than 30 calendar days from the date of the annual meeting to which the proxy statement relates, the registrant shall, in a timely manner, inform shareholders of such change, and the new dates referred to in paragraphs (e)(1) and (e)(2) of this section, by including a notice, under Item 5, in its earliest possible quarterly report on Form 10-Q (§249.308a of this chapter) or Form 10-QSB (§249.308b of this chapter), or, in the case of investment companies, in a shareholder report under §270.30d-1 of this chapter under the Investment Company Act of 1940, or, if impracticable, any means reasonably calculated to inform shareholders.

4. By revising §240.14a-8 to read as follows:

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the *Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with* the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

By the Commission.

[1] 17 CFR 240.14a-8.

[2] 17 CFR 240.14a-4.

[3] 17 CFR 240.14a-5.

[4] 15 U.S.C. 78a et seq.

[5] See our Proposing Release, Exchange Act Release No. 39093 (Sept. 18, 1997) (62 Fed. Reg. 50682).

[6] The comment letters are available for inspection and copying in the Commission's Public Reference Room in file number S7-25-97. Comments that were submitted electronically are available on the Commission's website (www.sec.gov).

[7] See, e.g., Comment Letters From Teachers Insurance and Annuity Assoc./College Retirement Equities Fund, Nov. 19, 1997 ("TIAA-CREF Letter"); California Public Employees' Retirement System, Nov. 10, 1997 ("CALPERS Letter"); American Society of Corporate Secretaries, Dec. 8, 1997 ("ASCS Letter"); The Business Roundtable, Dec. 9, 1997 ("BRT Letter"); Barclays Global Investors, Dec. 4, 1997; Georgeson & Company Inc., Dec. 31, 1997 ("Georgeson Letter").

[8] See, e.g., New York City Employees Retirement System, Nov. 5, 1997 ("NYCERS Letter"); Interfaith Center on Corporate Responsibility, Dec. 23, 1997 ("ICCR Letter"); American Bar Ass'n, Dec. 23, 1997 ("ABA Letter"); Labor Policy Ass'n, Nov. 17, 1997 ("LPA Letter").

[9] See Paragraph (12) under Question 9, formerly rule 14a-8(c)(12) (17 CFR 240.14a-8(c)(12)).

[10] Paragraph (5) under Question 9, former rule 14a-8(c)(5) (17 CFR 240.14a-8(c)(5)).

[11] Paragraph (4) under Question 9, former rule 14a-8(c)(4) (17 CFR 240.14a-8(c)(4)).

[12] The mechanism had been included in Paragraph 10 of rule 14a-8 as proposed to be amended. See Proposing Release.

[13] Unless specifically indicated otherwise, none of these revisions are intended to signal a change in our current interpretations.

[14] See, e.g., CALPERS Letter; State Teachers' Retirement Sys. (California), Jan. 12, 1998; Ethics in Investment Committee of the Sisters of Charity of Saint Elizabeth Station, Nov. 19, 1997; Mr. H. Carl McCall, Comptroller of the State of New York, Dec. 24, 1997; American Corporate Counsel Assoc., Dec. 31, 1997 ("ACCA Letter"); ASCS Letter; Eastman Kodak Co., Nov. 25, 1997; Banc One Corp., Dec. 9, 1998. Some commenters, however, did not believe that the new format would significantly improve the rule's operation. See, e.g., ABA Letter; New York State Bar Assoc., Dec. 10, 1997 ("New York State Bar Letter").

[15] Rule 14a-8(c)(1) (17 CFR 240.14a-8(c)(1)).

[16] See ABA Letter; ICCR Letter; Investment Company Institute, Dec. 30, 1997 ("ICI Letter").

[17] Rule 14a-8(c)(2) (17 CFR 240.14a-8(c)(2)).

[18] Rule 14a-8(c)(3) (17 CFR 240.14a-8(c)(3)).

[19] Rule 14a-8(c)(6) (17 CFR 240.14a-8(c)(6)).

[20] One commenter thought the proposed language could be read as precluding companies from excluding proposals that companies lack power to implement. See ABA Letter. To the contrary, the revised rule continues to refer to situations where a company lacks "power" to implement the proposal. Thus, for example, exclusion may be justified where implementing the proposal would require intervening actions by independent third parties. See, e.g., SCEcorp (Dec. 20, 1995) (proposal that unaffiliated fiduciary trustees amend voting agreements). Under current staff interpretations, however, exclusion would not normally be justified if the proposal merely requires the company to ask for cooperation from a third party. See, e.g., Northeast Utilities System (Nov. 7, 1996) (proposal that the company ask a third party to coordinate annual meetings held by public companies).

[21] Rule 14a-8(c)(7) (17 CFR 240.14a-8(c)(7)).

[22] Two commenters suggested that we include a non-exclusive list of examples of matters particular to investment companies that would be excludable per se under the ordinary business exception. See ICI Letter; Gordon Altman Butowsky Weitzen Shalov & Wein, Dec. 16, 1997. We have not followed the suggestion. We believe that investment companies are not sufficiently different from other types of issuers to make it appropriate for us to designate a predefined set of topics that would be excepted from the shareholder proposal process established under Rule 14a-8.

[23] See, e.g., ICCR Letter; Jessie Smith Noyes Foundation, Nov. 14, 1997 ("Jessie Smith Noyes Letter"); LongView Collective Investment Fund, Jan. 5, 1998 ("LongView Letter"); ABA Letter; The Chase Manhattan Corp., Jan. 14, 1998 ("Chase Manhattan Letter").

[24] Rule 14a-8(c)(8) (17 CFR 240.14a-8(c)(8)).

[25] See ABA Letter.

[26] Rule 14a-8(c)(9) (17 CFR 240.14a-8(c)(9)).

[27] One commenter thought that the word "directly" may appear to signal a narrowing of the exclusion. See ABA Letter. We believe that the revisions accurately convey our current interpretations of the rule; of course, by revising the rule we do not intend to imply that proposals must be identical in scope or focus for the exclusion to be available. See, e.g., SBC Communications (Feb. 2, 1996) (shareholder proposal on calculation of non-cash compensation directly conflicted with company's proposal on a stock and incentive plan).

[28] Rule 14a-8(c)(10) (17 CFR 240.14a-8(c)(10)).

[29] Rule 14a-8(c)(11) (17 CFR 240.14a-8(c)(11)).

[30] In Exchange Act Release No. 20091 (Aug. 16, 1983) (48 FR 38218), we stated that a proposal may be excluded under the rule if it has been "substantially implemented."

[31] As explained in Section VI below, we have decided not to modify the percentage of the shareholder vote that a proposal must receive in order to be entitled to re-submission in future years.

[32] See *Cracker Barrel Old Country Stores, Inc.* (Oct. 13, 1992).

[33] The reversal is effective as of May 21, 1998, and will apply to future Division no-action responses. It will apply to any rule 14a-8 no-action submission that the Division has received before May 21, 1998 if the Division has not issued a corresponding no-action response by the close of business on May 20, 1998.

[34] See Pacific Telesis Group (Feb. 2, 1989).

[35] See Phillip Morris Companies, Inc. (Feb. 13, 1990).

[36] See Reebok Int'l Ltd. (Mar. 16, 1992).

[37] See Transamerica Corp. (Jan. 10, 1990).

[38] See Letter dated January 15, 1993 from Jonathan G. Katz, Secretary to the Commission, to Sue Ellen Dodell, Deputy Counsel, Office of Comptroller, City of New York.

[39] See, e.g., Investors Focus on Diversity at Texaco Annual Meeting: Company Faces 94 Discrimination Filings, The Washington Post , May 14, 1997; Shareholders Press Shoney's on Bias Issue, The New York Times , Dec. 26, 1996.

[40] See Exchange Act Release No. 12999 (Nov. 22, 1976) (41 FR 52994).

[41] See, e.g., Calvert Group, Nov. 26, 1997 ("Calvert Letter"); Center for Responsible Investing, Rec'd Nov. 3, 1997; Captains Endowment Assoc., Rec'd Nov. 6, 1997; Social Investment Forum, Jan. 2, 1998 ("Social Investment Forum Letter").

[42] See, e.g., ASCS Letter; ACCA Letter; BRT Letter; AlliedSignal Inc., Nov. 24, 1997; Ashland Inc., Nov. 21, 1997; LPA Letter; Sullivan & Cromwell, Dec. 29, 1997 ("Sullivan & Cromwell Letter").

[43] See, e.g., Reebok Int'l Ltd. (Mar. 16, 1992) (noting that a proposal concerning senior executive compensation could not be excluded pursuant to rule 14a-8(c)(7)).

[44] Exchange Act Release No. 12999 (Nov. 22, 1976).

[45] The exclusion has been interpreted previously by the Commission. See, e.g., Exchange Act Release No. 20091 (Aug. 16, 1983) (48 FR 38218); Exchange Act Release No. 12999 (Nov. 22, 1976) (41 FR 52994); Exchange Act Release No. 4950 (Oct. 9, 1953) (18 FR 6646). It has also been interpreted by the courts. See, e.g., Grimes v. Ohio Edison Co. , 992 F.2d 455 (2d Cir. 1993); Roosevelt v. E.I. Du Pont De Nemours & Co. , 958 F.2d 416 (D.C. Cir. 1992); Medical Committee for Human Rights v. SEC , 432 F.2d 659 (D.C. Cir. 1970); New York City Employees' Retirement Sys. v. SEC , 843 F. Supp. 858, rev'd 45 F.3d 7 (2d Cir. 1995); Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc. 821 F. Supp. 877, 891 (S.D.N.Y. 1993).

[46] See, e.g., ICCR Letter; LongView Letter; Letter from Professor Harvey J. Goldschmid of Columbia University School of Law, and Ira M. Millstein, Senior Partner, Weil, Gotshal & Manges LLP, Dec. 23, 1997 ("Goldschmid and Millstein Letter"). Compare Chase Manhattan Letter.

[47] See, e.g., Roosevelt v. E.I. Du Pont De Nemours & Co, 958 F.2d at 424-427 (one-year difference in timing of CFC production phase-out does not implicate significant policy, but longer period might implicate significant policy). In Amalgamated Clothing and Textile Workers Union , 821 F. Supp. at 891, the court required Wal-Mart to include a proposal in its proxy materials that sought information on the company's affirmative action policies and practices, although it also required the proponents to make certain revisions designed to ensure that the proposal did not seek excessive detail.

[48] See Proposing Release, Footnote 79.

[49] Discretionary voting authority is the ability to vote proxies that shareholders have executed and returned to the company, on matters not specifically reflected on the proxy card, and on which shareholders have not had an opportunity to vote by proxy. While not necessarily limited to annual meetings involving the election of directors, this has been the context in which companies have expressed concerns about proponents' attempts to "end run" around the rule 14a-8 process.

[50] See, e.g., ICCR Letter; TIAA-CREF Letter; LongView Letter; BRT Letter; ACCA Letter; Barclays Global

Investors, Dec. 4, 1997; United Brotherhood of Carpenters and Joiners of America ("Carpenters Letter"); International Union of Operating Engineers, Dec. 29, 1997 ("Engineers Letter"); International Brotherhood of Teamsters, Dec. 23, 1997 ("Teamsters Letter"). A few commenters did not favor the proposal. See, e.g., Gannett Corp., Nov. 20, 1997; CALPERS Letter; Union of Needletrades, Industrial and Textile Employees, Jan. 2, 1998 ("UNITE Letter").

[51] An advance notice provision is a requirement in a company's charter or bylaws that a shareholder proponent notify the company of his/her intention to present a proposal a certain number of days or weeks prior to the shareholders' meeting or the mailing of proxies.

[52] As amended, rule 14a-5(e) requires companies to disclose this date in each annual meeting proxy statement or its equivalent. See Section V below.

[53] See, e.g., ACCA Letter; Citicorp, Dec. 23, 1997 ("Citicorp Letter").

[54] See, e.g., Air Products and Chemicals, Inc., Dec. 22, 1997; NationsBank, Nov. 21, 1997; BRT Letter; Sullivan & Cromwell Letter. Other commenters who generally supported proposed new paragraph 14a-4(c)(1) did not note an objection to this aspect of the rule's operation. See, e.g., Carpenters Letter, Longview Letter; Engineers Letter; ICCR Letter; TIAA-CREF Letter.

[55] A company that mails its proxy materials before the expiration of the period established by an advance notice bylaw would continue to be subject to the notice even though it has already mailed its proxies.

[56] One commenter suggested that we move the parenthetical referring to the effect of advance notice provisions from the middle of the first sentence of paragraph 14a-4(c)(1) as proposed to the end of the that sentence in order to clarify that an advance notice provision would override the 45-day period established by the rule whether the provision runs from the meeting date or from the mailing date. See Sullivan & Cromwell Letter. We agree and have made the revision.

[57] See Sullivan & Cromwell Letter.

[58] A few commenters also thought that we should further clarify that new paragraph 14a-4(c)(2) comes into play only if the company receives timely notice of a non-14a-8 proposal for the purposes of paragraph (c)(1). We added clarifying language to the end of paragraph (c)(1) and the beginning of paragraph (c)(2) in response to these comments.

[59] See, e.g., Chevron Corp., Nov. 25, 1997; USX Corp., Dec. 18, 1997.

[60] Idaho Power Co. (Mar 13, 1996); Borg-Warner Security Corp. (Mar. 14, 1996).

[61] See rule 14a-9 (17 CFR 240.14a-9).

[62] See , e.g ., Georgeson Letter; ICCR Letter; UNITE Letter; Davis, Cowell & Bowe, LLP, Jan. 2, 1998. One commenter gave the following example. An insurgent sends out a proxy card seeking shareholder votes on its shareholder resolution. A shareholder who receives the insurgent's card votes in favor of the proposal, and executes and returns the insurgent's card. But then the company either solicits, or resolicits, the same shareholder, and includes a "withhold" box on management's proxy card relating to the same non-14a-8 proposal. Since the shareholder does not wish to grant management discretionary voting authority on the proposal, it checks the box. But then, in the commenter's view, it may be unclear whether the shareholder has executed a subsequent proxy that revokes the shareholder's execution of the insurgent's card under applicable state law. See ICCR Letter at 32-33.

[63] A few commenters from the shareholder community suggested that we overcome possible confusion by requiring companies to permit shareholders to vote "for" or "against" non-14a-8 proposals. Commenters from the corporate community that addressed the matter opposed such an approach, and we believe that the amendments adopted today adequately accomplish our goal of providing clearer guidelines in this area. Contrary to the statements by some commenters, it is not necessarily a precondition for the exercise of discretionary voting authority under the Division's current no-action letters that companies include an extra item on their proxy cards permitting shareholders to vote "for" or "against" non-14a-8 proposals. See Idaho Power

and Borg-Warner .

[64] See, e.g., BRT Letter; ASCS Letter; J.C. Penny Company, Dec. 19, 1997; Champion Int'l Corp., Dec. 18, 1997; International Paper, Nov. 19, 1997.

[65] See, e.g., Mr. Jack Sheinkman, Vice-Chair Amalgamated Bank of New York, and President Emeritus Amalgamated Clothing & Textile Workers Union AFL-CIO, CLC, Nov. 7, 1997; Service Employees Int'l Union, Dec. 31, 1997; Engineers Letter; Carpenters Letter; National Electrical Benefit Fund, Dec. 22, 1997 ("NEBF Letter").

[66] See, e.g., NEBF Letter; Carpenters Letter; UNITE Letter; Engineers Letter; LongView Letter; Citicorp Letter; Questar Corp., Dec. 31, 1997; Harrah's Entertainment, Inc., Dec. 31, 1997; see also Goldschmid and Millstein Letter.

[67] See United Mine Workers v. Pittston Co ., (1989-1990 Transfer Binder) Fed. Sec. L.Rep. (CCH) P 94,946 (D.D.C. Nov. 24, 1989); and Larkin v. Baltimore Bancorp , 769 F. Supp. 919 (D. Md. 1991).

[68] See, e.g., ABA Letter; BRT Letter; ASCS Letter; Goldschmid and Millstein Letter. A few commenters within the shareholder community supported reversal of the position. See, e.g., Engineers Letter; Carpenters Letter.

[69] For favorable comments, see, e.g. , TIAA-CREF Letter; ABA Letter; GE Stockholders' Alliance, Oct. 16, 1997. But see, e.g. , ICCR Letter.

[70] See Calvert Letter.

[71] See the answer to Question 2.

[72] See, e.g., ASCS Letter; ABA Letter; BRT Letter; see also ICCR Letter.

[73] See, e.g., ABA Letter; ASCS Letter; TIAA-CREF Letter; GE Stockholders' Alliance, Oct. 16, 1997. But see ICCR Letter; Carpenters Letter.

[74] See Rule 14a-8(j)(Question 10).

[75] See Section IV above. The new information, if applicable, would be disclosed under Item 5 of Form 10-Q or 10-QSB ("Other Information").

[76] See ABA Letter; New York State Bar Letter.

[77] See W.R. Grace & Co., Oct. 28, 1997.

[78] See, e.g., CALPERS Letter; ICCR Letter; ASCS Letter.

[79] See, e.g., ICCR Letter; Teamsters Letter; Captains Endowment Ass'n, rec'd Nov. 6, 1997; Davis, Cowell & Bowe LLP, Jan. 2, 1998 ("Davis, Cowell & Bowe Letter").

[80] Social issue proposals are generally not excludable under paragraph (4). In 1983, we amended the rule to clarify that it would not apply, without other factors, to exclude a proposal "relating to an issue in which a proponent was personally committed or intellectually and emotionally interested." Exchange Act Release No. 20091 (Aug. 16, 1983) (48 FR 38218).

[81] See, e.g., ICCR Letter; NYCERS Letter; Calvert Letter; Social Investment Forum Letter; the School Sisters of Notre Dame, Oct. 20, 1997; the Conference on Corporate Responsibility of Indiana and Michigan, Oct. 14, 1997; CALPERS Letter (indicating that it might support more modest increases in the thresholds); but see TIAA-CREF Letter (supporting the increases at the levels proposed). These commenters were concerned that the increases would operate to exclude too great a percentage of proposals--particularly those focusing on social policy issues which tend to receive lower percentages of the shareholder vote.

[82] Former paragraphs (c)(7) and (c)(5) of rule 14a-8. See, e.g., ABA Letter; ACCA Letter; LPA Letter; AT&T,

Dec. 24, 1997; Household Int'l, Inc., Jan. 6, 1998; Federal Express Corp., Jan. 2, 1998; ICI Letter (concerned that proposal if adopted might be costly and disruptive for investment companies)

83 See, e.g., ASCS Letter; BRT Letter; FMC Corp., Dec. 5, 1997; Ford Motor Company, Dec. 23, 1997; New York State Bar Letter.

84 See, e.g., ASCS Letter; BRT Letter; Unocal Corp., Nov. 24, 1997.

85 See, e.g., TIAA-CREF Letter; CALPERS Letter; Carpenters Letter; Jessie Smith Noyes Letter; NYCERS Letter; ICCR Letter.

86 See, e.g., ICCR Letter; LongView Letter. See also ICI Letter.

87 See Proposing Release, Section V.

88 15 U.S.C. 78m, 78n & 78u.

89 15 U.S.C 80a-1 et seq.

90 Paragraph (5) under Question 9, former rule 14a-8(c)(5).

91 Because we are not adopting the proposed "override", we also are not adopting certain measures designed to enable shareholders to use it, including the proposed qualified exemption from the proxy rules, and safe harbor from beneficial ownership reporting obligations under Section 13(d) of the Exchange Act.

92 17 CFR 240.0-10.

93 17 CFR 270.0-10.

94 See Proposing Release, Footnote 14.

95 This average is based on respondents reporting costs greater than zero. Reported costs ranged from a low of $10 to a high of approximately $1,200,000. The median cost was $10,000 .

96 ICCR Letter at 9.

97 This average is based on respondents reporting costs greater than zero. Reported costs ranged from a low of $200 to a high of nearly $900,000. The median cost was $10,000.

98 See ICCR Letter at 9-10.

99 No commenters provided information on the likely impact reversal of the position will have on the number of shareholder proposals submitted to companies each year.

100 UNITE Letter.

101 In order to comply, an insurgent is required to send to the company advance written notice of its intention to solicit the percentage of a company's shareownership required to carry the proposal, followed by evidence of the solicitation, and to include what should in most cases amount to little more than an additional sentence in the insurgent's proxy statement.

102 See Proposing Release, Section VI.

103 Paragraph (5) under Question 9, former rule 14a-8(c)(5).

104 Because we are not adopting the proposed "override", we also are not adopting certain measures designed to enable shareholders to use it, including the proposed qualified exemption from the proxy rules, and safe harbor from beneficial ownership reporting obligations under Section 13(d) of the Exchange Act.

[105] This average is based on respondents reporting costs greater than zero. Reported costs ranged from a low of $10 to a high of approximately $1,200,000. The median cost was $10,000.

[106] See Shareholder Rights Analysis: The Impact of Proposed SEC Rules on Resubmission of Shareholder Resolutions, Social Investment Forum Foundation, Dec. 10, 1997.

[107] This average is based on respondents reporting costs greater than zero. Reported costs ranged from a low of $200 to a high of nearly $900,000. The median cost was $10,000.

[108] See ICCR Letter at 9-10.

[109] In the period from September 30, 1996 to September 30, 1997, we received approximately 400 submissions under rule 14a-8.

[110] No commenters provided information on the likely impact reversal of the position will have on the number of shareholder proposals submitted to companies each year.

[111] See , e.g ., Michael P. Smith, Shareholder Activism by Institutional Investors: Evidence from CalPERS, The Journal of Finance , Vol. LI, No. 1, March 1996; Sunil Wahal, Pension Fund Activism and Firm Performance, *Journal of Financial and Quantitative Analysis* , Vol. 31, No. 1, March 1996.

[112] Even if a proposal does not obtain shareholder approval, however, it may nonetheless influence management, especially if it receives substantial shareholder support. A proposal may also influence management even if it is not put to a shareholder vote. We understand that in some instances management has made concessions to shareholders in return for the withdrawal of a proposal.

[113] UNITE Letter.

[114] See Harrah's Entertainment, Inc., Dec. 31, 1997.

[115] We have no basis for estimating reliably how many resolicitations, if any, are likely to be avoided in any given year as a result of the amendments.

[116] Davis, Cowell & Bowe Letter at 4.

[117] In order to comply, an insurgent is required to send to the company advance written notice of its intention to solicit the percentage of a company's shareownership required to carry the proposal, followed by evidence of the solicitation, and to include what should in most cases amount to little more than an additional sentence in the insurgent's proxy statement.

[118] 15 U.S.C. 78w(a).

[119] 17 CFR 240.14a-101.

[120] See Proposing Release, Section VII.

[121] 17 CFR 240.14a-101.

[122] See Section IV above.

[123] Id.

(4)

NO-ACT, WSB File No. 0513200212 , Wal-Mart Stores, Inc. (Dickey), (Apr. 02, 2002)

Wal-Mart Stores, Inc. (Dickey)

Public Availability Date: April 02, 2002
WSB File No. 0513200212
Fiche Locator No. 3466F6
WSB Subject Category: 77
References:
Securities Exchange Act of 1934, Section 14(a) ; Rule 14a-8

[INQUIRY LETTER]

January 24, 2002

Via Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Chief Counsel

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.--Notice of Intent to Omit an Associate Benefits Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart," or the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials"). The Proposal was submitted by Mr. Timothy D. Dickey (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2002 Proxy Materials for the reasons described below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that Wal-Mart must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of its definitive 2002 Proxy Materials on April 5, 2002 so that it may commence mailing the 2002 Proxy Materials by no later than April 12, 2002. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

On November 30, 2001, Wal-Mart received a letter from the Proponent requesting that the Proposal be included in Wal-Mart's 2002 Proxy Materials. The Proposal requests that Wal-Mart's board of directors: (1)

increase employee discounts; (2) increase Company contributions for employee stock purchases; (3) increase hourly pay for work on Sundays and holidays; (4) increase hourly pay for work on Fridays and Saturdays; (5) extend employee discounts across all Wal-Mart divisions; (6) allow the use of Wal-Mart gift cards for Internet purchases; (7) grant stock options to all employees; and (8) allow more employee control over merchandise displays in stores.

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2002 Proxy Materials pursuant to Rule 14a-8(i) on the ground that the Proposal relates to Wal-Mart's ordinary business operations.

The Proposal Relates to Wal-Mart's Ordinary Business Operations (Rule 14a-8(i)(7))

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 40018 (May 21, 1998), the Commission noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal implicates both of the above-described policy considerations. The ability to make decisions about employee benefits is fundamental to management's ability to control the day-to-day operations of the Company, which function is delegated to the Company's management (as opposed to its shareholders) by the laws of the state of Wal-Mart's incorporation. See Delaware General Corporation Law §141(a). Additionally, in evaluating employee benefits, Wal-Mart's management reviews a variety of criteria, with respect to which Wal-Mart's shareholders, as a group, would not be in a position to make informed judgments.

The Staff has consistently found that decisions with respect to employee compensation and employee benefits fall within the ordinary business ground for exclusion of a shareholder proposal. See, e.g., *The Boeing Co.* (November 21, 1985) (employee compensation and employee benefits); *Duquesne Light* (December 30, 1985) (determination of company retirement benefits); *McDonnell Douglas Corp.* (January 3, 1986) (employee relations, compensation and employee benefits); *Consolidated Edison Co.* (February 13, 1992) (general compensation issues; the proponents appealed this grant of no-action in *Austin v. Consolidated Edison Co. of N.Y., Inc.*, 788 F. Supp. 192 (S.D.N.Y. 1992) and were dismissed on summary judgment because the proposal was found to deal with compensation of employees generally, which is an "ordinary business" matter, rather than with senior executive compensation); *Minnesota Mining and Manufacturing Co.* (March 4, 1999) (general compensation matters); *Xerox Corp.* (March 31, 2000) (general employee compensation matters); and *OfficeMax, Inc.* (April 17, 2000) (customer and employee relations).

As the Proposal deals with a matter that involves Wal-Mart's ordinary business operations and is thus not a matter that should be subject to direct shareholder control, Wal-Mart has concluded that it may omit the Proposal from its 2002 Proxy Materials in accordance with Rule 14a-8(i)(7).

Conclusion

Based on the foregoing representations, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2002 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2002 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2002 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

/s/

Allison D. Garrett

Vice President and Assistant General Counsel

Wal-Mart Stores, Inc.

cc: Mr. Timothy D. Dickey

Enclosures

[APPENDIX]

August 04, 2001

Timothy D. Dickey

1365 Palmetto Road

Sparkman, Arkansas 71763-8808

Shareholder Proposal Regarding an Increase In Benefits For Employees and Customers

Whereas:

Most retail paying jobs in our company are on the same scale as other businesses in our industry, but we loose great workers to higher paying jobs in other industries. I propose the following changes be followed by our company to help not only our employees: our "Boss", the customers, and the image that the public has of our employees and stores, but to help our stores hire great employees from other companies and retain the ones we currently have on staff.

RESOLVED:

The shareholders request the following changes be implemented by the Board of Directors and/or Wal--Mart Stores Inc.

1). We increase the employee discount card amount from 10% to 20%.

2). We increase the company contribution for employee stock purchases from 15% to 25%.

3). We increase our hourly employees pay for Sunday and holiday work from $1.00 more per hour, back to the original, before 1994, 1 1/2 times pay rate per hour for all current and future employees. An example: A hourly worker who has a pay of $10.00 per hour, would be for Sunday and holiday pay now $15.00 per hour.

4). We increase our hourly employees pay for Friday and Saturday work only to 1 1/4 times the rate of pay per hour for all current and future hourly employees. An example: A hourly worker who has a pay rate of $10.00 per hour would now be paid for Friday and Saturday work for $12.50 per hour.

5). One standard discount card for all employees. This card must work for all divisions not only for Wal--Mart stores but Sam Club stores, Wal--Mart and Sam Club internet sites and any different company that Wal--Mart Stores Inc., 100% fully own currently in a different name or be 100% vested in company stock in others in the future.

6). Allow the use of loaded Wal--Mart gift cards to be used for internet purchases by customers and employees on our Wal--Mart and/or Sam Club internet sites.

7). Allow the awarding of Stock Options for ALL EMPLOYEES. This benefit should not be just for the Executive Committee, Directors, President, VP's, and so on down to the District Managers of this company. This benefit should be for all employees; Hourly and Salaried personal that makes profits for our company. As an owner, the company should not differentiate an employee that works for the company for an amount by the hour compared to an employee that works for the company that works for an amount per month or per year.

8). Allow more employee control of displaying of merchandise in their stores.

SUPPORTING STATEMENTS

These statements shall be supported in the order that they were proposed.

1). Since I worked for this company for 15 years, from July 1986 to July of 2001, I have witnessed a gradual increase in our local, state, and federal tax base. This increase has eroded our discount card privileges. I believe that where I worked was just the same as in middle America. Not to rich and not to poor. I realize that in other parts of our country this isn't the case. The discount card may at some store locations not even pay for all the taxes imposed on merchandise purchased by our employees. I would like to see the company purchase discount amount increase for a hopefully long term solution for our employees. This in the long term will increase profits for the company by an increase in our employee spending from purchases in our stores.

2). With the increase in employee contributions, more employees will become owners and become more involved with the progress of the profits in our company. The stock of price will go up and this will benefit all holders of stock. There are other businesses that contend for our current employees. These companies may match dollar per dollar an employee stock contribution as an incentive for employment. Hopefully this may show other companies that we believe in our workers and that they are very important. With this small increase, we would like to have them remain with our company for a long time.

3). and 4).

With current gallop polls showing our customers being dissatisfied with the jobs we do in checking them out fast enough for not only the store I formally worked at but company wide. I believe is currently correlated with how we are able to staff for our busiest times of the week, the weekends and holidays. As a Customer Service Manager for many years, I have been witnessed to on--going break downs in coverage for our customers. This has been due to lack of available workers wanting to work weekends for the pay that they will receive.

For the store that I worked for many years, Saturday was first in retail sales with Sunday being ranked third in sales for the week. These two days would make our sales for the week when we had enough workers for store wide coverage. Friday was ranked second in sales for the week. Friday could break our sales for the week when there wasn't enough available coverage to fill. I believe that a committed weekend and holiday sales force is crucial for the continued future profits for our company. As the saying is, "So goes the weekend and holiday sales, so goes the store." This statement should not be taken lightly because of information passed between Customer Service Managers in stores from great distances. This is not just a problem in my former store or district. I feel that this problem is company wide because we rely mostly on young high school and collage age workers to fill in weekend and holiday positions. This causes more than the average telephone calls from workers of not coming in to work during weekend days and holidays. With a chance at greater pay during Friday, Saturday and Sunday, this would have an effect of increasing the able bodied work force pool of collage age workers during these special work days by workers wanting the extra pay per hour. This isn't a complete cure all but I believe a small step that we must take towards the goal of bringing in more customers and correcting an image problem in our stores of long lines with few workers on staff in our stores to work with them.

5). With the company going online, that all employees should have access to their discount card privileges for Wal--Mart purchases online. This will increase profits for the online business from employee purchases of products not found in their local stores.

6). There is a market that is untapped by our online business that should be taken advantage of by the use of gift cards being used by our customers and employees for online purchases. This will allow for instant purchases just like Merchant cards: VISA, MASTERCARD, DISCOVER, AMERICAN EXPRESS, and any BANK DEBIT CARDS. This will provide security for our customers and allow him or her to make more purchases online. This makes just good business sense for our company

7). If any employee, from the leaders to the lowest employee makes a greater than normal contribution towards our store or stores making profits, then this employee, should be rewarded with stock options for future stock purchases. It doesn't improve the total employee moral for only the upper leaders and/or richest owners or directors to reward themselves with stock options, just because Wal--Mart Stores Inc. may or may not make a profit. All employees work toward the common goal of producing a profit in their stores and for the company. If we are to reward employees with stock options for great work then it should be for all employees, hourly and salaried that do great work and not just a current select salaried employees selected by the nominating committee.

The public and employee owners don't appreciate other employees rewarding themselves with more money when they may make anywhere from 10 to 100 times or more the average take home pay of an average employee in the company just because they can. All this practice does is lowers the current tax bracket for the richest employees and guarantees future income of the employees in the higher paid tax brackets with income taxes to be paid at a later date.

8). The company is moving toward a one store image that will be displayed in the coming years. I believe that this is a wrong idea. Each employee is an individual and not a generic worker, just like each store is in the community it was built in. We perceive all persons, places and things on their appearance. This is how we should work towards in our stores. Each community is different and how we display and handle merchandise should also be different in each store. What may sell or be displayed in one store in a certain location, may not work in another in a different town or state due to purchasing taste. By going with the flow, our stores will be able to feed the consumer taste for our merchandise, and not have an appearance of an out dated concept of a high end department store chain like DILLARDS or SEARS as an example. We used to thrive on different ideas in promoting products at store level. Now we have to hope that a corporate idea is good enough to generate strong sales in all stores. This general corporate store concept idea is something that the founder of this company would frown upon.

[INQUIRY LETTER]

January 29, 2002

Via Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Chief Counsel

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.; Correction to No-Action Request dated January 24, 2002 Relating to an Associate Benefits Shareholder Proposal Submitted by Mr. Timothy D. Dickey (the "Proponent")

Ladies and Gentlemen:

On January 24, 2002, Wal-Mart filed a request with the Commission regarding the omission of a shareholder proposal submitted by the Proponent from Wal-Mart's proxy materials for its 2002 Annual Meeting of Shareholders. The second paragraph of the letter states, in pertinent part: "Due to the volume of proxy materials that Wal-Mart must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of its definitive 2002 Proxy Materials on April 5, 2002 so that it may commence mailing the 2002 Proxy Materials by no later than April 12, 2002." The cited sentence contains a typographical error. Wal-Mart intends to commence mailing the proxy materials for its 2002 Annual Meeting of Shareholders by no later than April 15, 2002, and not April 12, 2002.

By copy of this letter, Wal-Mart is notifying the Proponent of its correction of the typographical error contained in the no-action request.

Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further. We apologize for any inconvenience this error may have caused the Staff or the Proponent. Thank you for your consideration.

Respectfully Submitted,

/s/

Allison D. Garrett

Vice President and Assistant General Counsel

Wal-Mart Stores, Inc.

cc: Mr. Timothy D. Dickey

[STAFF REPLY LETTER]

April 2, 2002

Response of the Office of Chief Counsel *Division of Corporation Finance*

Re: Wal-Mart Stores, Inc.

Incoming letter dated January 24, 2002

The proposal requests that the board implement specified changes involving employee discounts, company contributions to employee purchases of stock, hourly pay, the use of Wal-Mart gift cards, stock option grants and "employee control of displaying of merchandise in their stores."

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., employee benefits, general compensation matters, the determination as to how gift cards may be used and employee relations). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

/s/

Lillian K. Cummins

Attorney-Advisor

NO-ACT, WSB File No. 0506200204 , Mattel, Inc., (Apr. 01, 2002)
Mattel, Inc.

5

Public Availability Date: April 01, 2002
WSB File No. 0506200204
Fiche Locator No. 3458F11
WSB Subject Category: 77
References:
Securities Exchange Act of 1934, Section 14(a) ; Rule 14a-8

[INQUIRY LETTER]

January 17, 2002

Sent Via Overnight Mail / Fax (202) 942-9525

Securities and Exchange Commission

Division of Corporation Finance

Office of Chief Counsel

450 Fifth Street, N.W.

Washington, DC 20549

Re: *Mattel, Inc.--Stockholder Proposal of Ms. Marie-Claude Hessler-Grisel*

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mattel, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2002 Annual Meeting of Stockholders (together, the "Proxy Materials") the proposal submitted by Ms. Marie-Claude Hessler-Grisel (the "Proponent") to the Company by facsimile on December 10, 2001 (the "Proposal"). A copy of the Proposal and accompanying cover letter, dated December 4, 2001 (the "Letter"), is attached hereto as *Attachment A*.

With respect to the Proposal, the Company requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from the Proxy Materials.

I. The Proposal

The resolution of the Proposal provides as follows:

"Whereas the Shareholders,

- alarmed by the shrinking share of international sales in Mattel's total sales (from 38% in 1996 to 29% in 2000),

- understanding the growing weight and sales impact on Mattel, Inc. of consumers' opinion on social responsibility, both positively and negatively,

- aware that establishing a first-time worldwide policy as set out below will require the Board of Directors' approval,

request the Board of Directors to formulate and adopt a policy of paying to Mattel's workers, and requesting Mattel's subcontractors to pay their workers, an income substantially above today's wages, i.e. truly providing for the workers' and their dependents' food, clothing, housing, education, health care, basic transportation and adequate discretionary money."

II. Reason for Omission

We believe that we may omit the Proposal because it deals with a matter relating to the Company's ordinary business operations--general compensation -- and is therefore excludible pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits exclusion of shareholder proposals dealing with matters relating to the conduct of a registrant's "ordinary business operations." As the Securities and Exchange Commission stated in its Release accompanying the amendments to Rule 14a-8 during 1998, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." (Release No. 34-40018, Mary 21, 1998). The Release went on to state that "certain tasks are so fundamental to management's ability to run a company on a day to day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

The Staff has consistently stated that the Rule 14a-8(i)(7) exclusion applies to proposals relating to "general compensation issues," as opposed to proposals limited to senior executive or director compensation issues. *See* Lucent Technologies (Nov. 6, 2001) (permitting exclusion of proposal to decrease salaries of "all officers and directors"); Avondale Financial Corp. (Feb. 11, 1998) (permitting exclusion of proposal to place restrictions on payment of bonuses to employees of registrant); Hydron Technologies, Inc. (May 8, 1997) (permitting exclusion of proposal to deny the grant of any stock options or cash bonuses to employees or directors of registrant); Chevron Corp. (Jan. 16, 1996) (permitting exclusion of proposal to impose restrictions on payment of bonuses to employees of company).

The Proposal relates to the compensation of "Mattel's workers" --a group clearly not limited to Mattel's senior executives and directors--and as such, we believe it may be excluded on Rule 14a-8(i)(7) grounds. *See* Xerox Corp. (Mar. 31, 2000) (permitting exclusion of proposal seeking policy that would provide all employees of the registrant with above-market compensation and benefits) and Merck & Co., Inc. (Mar. 6, 2000) (permitting exclusion of proposal seeking an increase in pay for the pharmacists of the registrant).

The Xerox Corp. (Mar. 31, 2000) no-action letter is particularly noteworthy as it involved a proposal that was very similar to the Proposal in our case. The proposal submitted to Xerox read: "It shall be the compensation policy of the Xerox Corporation to provide a target level of compensation, as well as benefits, to employees intended to be equal or better than the compensation paid by other companies in the market place in which Xerox Corporation operates and competes for equivalent skills and competencies for positions of similar responsibilities and desired levels of performance." The Staff found that the proposal related to "Xerox's ordinary business operations (i.e., general employee compensation matters)" and that it could be omitted in reliance on Rule 14a-8(i)(7). The Proposal in our case also relates to general employee compensation matters, and we respectfully submit that it also may be excluded in reliance on Rule 14a-8(i)(7).

III. Conclusion

For the reasons provided herein, the Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from its Proxy Materials.

By copy of this letter, the Company notifies the Proponent of its intention to omit the Proposal (including the resolution and supporting statement) from its Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter, and the Letter containing the Proposal and its supporting statement. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,

/s/

Bob Normile

Senior Vice President and General Counsel

Attachment

cc: Ms. Hessler-Grisel (w/attachment)

[APPENDIX 1]
SHAREHOLDER PROPOSAL

Whereas the Shareholders,

- alarmed by the shrinking share of international sales in Mattel's total sales (from 38% in 1996 to 29% in 2000),

- understanding the growing weight and sales impact on Mattel, Inc. of consumers' opinion on social responsibility, both positively and negatively.

- aware that establishing a first-time worldwide policy as set out below will require the Board of Directors' approval.

request the Board of Directors to formulate and adopt the policy of paying to Mattel's workers, and requesting Mattel's subcontractors to pay their workers, an income substantially above today's wages, i.e. truly providing for the workers' and their dependents' food, clothing, housing, education, health care, basic transportation and adequate discretionary money.

SUPPORTING STATEMENT

The decline of sales outside of the United States in the last years, from 38% in 1996 to 29% in 2000, puts in jeopardy the international position of Mattel, Inc. and its growth prospects. New customers have to be found worldwide.

By implementing the described wage policy, the Board of Directors could, to our knowledge, make Mattel, Inc. the first manufacturing multinational corporation to follow globally the famous domestic policy of Henry Ford.

At first sight, the decision may seem both costly and unnecessary. However a closer look shows that it would reflect a sound strategy.

In terms of cost, workers' compensation is a small percentage of the product cost. The higher cost due to a large compensation increase would as a minimum be compensated by:

1) additional quality, motivation and productivity of the workers,

2) the fact that Mattel, Inc. would help create local income and new generations of consumers,

3) the free advertising such a bold policy would get, and

4) the fact that consumers in the United States and in Europe would privilege our products.

As an additional consideration, the tragic events of September 11, 2001 have made us realize the privileges we enjoy in the United States and in Europc and the dangers of growing inequalities between rich and poor nations. By making a sweeping change of policy, the Board of Directors would contribute to closing the gap.

[INQUIRY LETTER]

Paris, December 4, 2001

Dear Mr. Secretary,

Please find enclosed the proposal I intend to submit to the next Annual Meeting of Mattel, Inc.

I am an individual registered shareholder owning 250 shares which I have held for more than 12 months.

I hereby confirm that I intend to continue to hold the securities through the date of the meeting of shareholders.

Very sincerely.

/s/

[INQUIRY LETTER]

March 12, 2002

Sent via overnight mail and fax (202) 942-9525

Securities and Exchange Commission

Division of Corporation Finance

Office of Chief Counsel

450 Fifth Street, N.W.

Washington, DC 20549

Urgent Action Requested

Re: *Mattel, Inc - letter of January 17*

Ladies and Gentlemen:

I write to request action by the staff of the Securities and Exchange Commission against Mattel, Inc. for the Company's flagrant violation of rules involving stockholder proposals. Specifically, I request that the staff:

- Withhold its pending reply to Mattel's letter of January 17 requesting SEC "no-action" letter until the complaint described herein below is investigated,

- Recommend enforcement action if the Company omits my stockholder proposal from its proxy statement.

In the event that the staff has already acted to reply to Mattel's letter of January 17, and in so doing adopted the Company's position, please consider this letter as an appeal to the Commissioners.

I. Complaint and argument requiring action.

In its letter of January 17, and in its actions prior to and following its submission of such letter, Mattel, Inc. acted in bad faith and outside of the parameters set by SEC rules for stockholder proposals. Specifically, the company attempted through an inadequate selectively-applied mail policy, to obstruct the submission of a stockholder proposal, to prevent knowledge of the Company's request to omit a shareholder proposal's from the proxy statement from reaching the Proponent, and to prohibit, through timing, the shareholder's response to the SEC as allowed by rule 14-8(k).

II. Discussion.

I have been a Mattel, Inc. shareholder since 1997 and attended the Annual Meeting in 1997, 1999, 2000, and 2001. I submitted a first proposal in November, 1998 for which Mattel requested a no-action letter from the SEC. At the time, the law firm Latham & Watkins, representing Mattel, Inc. sent me a copy of the request, which I challenged pursuant to rule 14-8(k). I won the case and my proposal was included in the proxy statement of 1999, 2000, and 2001.

This year, contrary to prior years, the difficulty started with the filing of my proposal. An overnight mail envelope containing my proposal, sent on December 5, 2001, and addressed to Mattel, Inc. as requested by the proxy statement of May 9, 2001, page 45, came back to me unopened on December 20, 2001.

Exceptionally (and fortunately for the proposal), I also sent the proposal by fax. If it had not been for the cautionary fax sent on December 10, 2001, my proposal would not have arrived prior to the deadline. Could it be that Mattel, Inc. attempted to refuse my timely-submitted new proposal by simply returning unopened a overnight mail envelope?

Following this, I never received copy of Mattel, Inc.'s request for no-action (letter sent to SEC on January 17, 2002). I did not receive a copy, neither by fax nor by mail, despite the Company's assertion that "by copy of this letter, the Company notifies the Proponent of its intention to omit the proposal" (on page three, last paragraph, letter sent to SEC on January 17, 2002). The past practice of the Company was always to send an overnight mail envelope, or at a minimum a letter by normal mail for relatively unimportant correspondence. Furthermore, there has never been a previous lapse of this type, and there are no instances where faxes have not been received.

By not sending me simultaneously a copy of their mail, Mattel, Inc was preventing me, pursuant to Rule 14a-8(k), from submitting a reponse as soon as possible after the company made its submission.

In this unusual case, no letter was received by me until March 7. Moreover, this letter of March 7 is materially misleading in such a way that I could reasonably believe that Mattel, Inc. was confirming it had not requested SEC no-action.

The March 7 letter, covering a copy of the Company's opposition to my proposal which would be included in the Annual Meeting and Proxy Statement of Mattel, Inc., clearly implied that Mattel, Inc. had not requested the SEC no-action, and had instead decided to include the proposal, with its opposition, in the Proxy Statement.

Had I not sent a cautionary email requesting confirmation prior to this letter, I would have reasonably expected the upcoming proxy statement to include my proposal. Only in response to my initiative of sending an email requesting confirmation that Mattel had *not* requested the SEC's no-action letter, was I given a truthful reply today--March 12, which is approximately 42 days before the proxy statement will be mailed, and at a time when the SEC staff may be expected to reply to the Mattel, Inc. request.

If the SEC staff received the Mattel, Inc. request for no action today--as I did--the request would be rejected as late (42 days before the proxy statement will be mailed is too late according to SEC rule 14-8(j)(1)).

III. Conclusion.

Therefore I respectfully request the Staff to recommend enforcement action to the Securities and Exchange Commission if Mattel, Inc. omits this stockholder proposal from its proxy materials for the 2002 Annual Meeting.

Copy of this letter and of the additional enclosures is sent to Mr Normile, Senior Vice President and General Counsel of Mattel, Inc.

You may contact me at telephone 011- 33 1 47 34 83 52 if you have any questions regarding this matter.

Very truly yours,

/s/Encl: List of appendices

Eight additional enclosures

[INQUIRY LETTER]

Paris, March 18, 2002

Sent via fax (202) 942-2986

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street N.W.

Washington, DC 20549

Re: *Mattel, Inc- letter of January 17 and request of March 12*

Sir,

Regarding your message of March 16, 2002, at 10pm, on my answering machine, I did not get your name and would appreciate if you could fax it to me.

I intend to give my arguments to the no-action Letter of Mattel and will fax them to you by Tuesday March 26, 2002. I would like to stress that I am doing that under prejudice because the deadline is shorter than it should have been. Will my arguments be considered as the answer I would have given by February, had Mattel not prohibited me from doing so, or will they be considered as an appeal because you had already reached a decision prior to my request of March 12? Should they be considered as an appeal, I thank you for sending me copy of your decision.

As for my request of March 12, 2002, which is still pending, I would like to add that Mattel has now acknowledged that they did not send me a copy of their January 17 Letter (please see appendices 1 and 2). This further justifies my request, on which I expect the SEC decision which would open the possibility of an appeal to the Commissioners in case of rejection, before the Staff or the Commissioners decide upon Mattel's no-action Letter.

Yours sincerely,

/s/

Appendices:

1 e-mail of March 12 from Mattel's Senior Counsel regarding the fax of January 17, 2002

2 e-mail of March 16 from Mattel's Senior Counsel regarding the hard copy of the January 17, 2002 letter

[INQUIRY LETTER]

March 25, 2002

Sent via fax (202) 942-9525 and express mail

Securities and Exchange Commission

Division of Corporate Finance

Office of Chief Counsel

450 Fifth Street N.W.

Washington, DC 20549

Re: *Mattel, Inc's letter of January 17 and my request of March 12*

Sir,

Having had now time to thoroughly review the SEC Rules on Shareholder Proposals, as amended on May 21, 1998, and the extraordinary circumstances surrounding Mattel's no-action Letter of January 17, 2002, I have come to the conclusion that no rebuttal, pursuant to Rule 14a-8(k), is required on the substance of Mattel, Inc. no-action Letter of January 17, 2002.

In effect, since my request of March 12, 2002, Mattel, Inc. has formally acknowledged not to have sent me copy, whether by fax nor by mail, of its January 17, 2002 no-action Letter, thus failing to meet the requirements of SEC Rule 14a-8(j)(1).

Therefore, I respectfully request the Staff to declare the no-action Letter of January 17, 2002 fatally flawed and to recommend enforcement action to the Securities and Exchange Commission if Mattel, Inc. omits the inclusion of the Proposal from its proxy materials for the 2002 Annual Meeting.

I. Enforcement of the SEC rules

The only question is if Mattel's no-action Letter of January 17 is formally receivable by the Securities and Exchange Commssion in view of the fact that Mattel, Inc. has failed to send me a required notice of its no-action Letter and has made misleading representations (deceiving me by sending its response of March 7, 2002, to my Proposal, for inclusion in the proxy statement for the annual meeting, without any indication or mention that the Proposal had been challenged in a no-action letter) to prevent rebuttal of its protest letter. Failing here, as Mattel, Inc. admits it has done, is failing to meet Rule 14a-8(j)(1) which states unequivocally that "the company must simultaneously provide you [the shareholder proponent] with a copy of its submission" and is one of the procedural rules that the Securities and Exchange Commission has established in order to *aid shareholders.*

The rule that was ignored by Mattel, Inc. has two purposes: give the proponent enough time to rebut a challenge by a company, and allow the Securities and Exchange Commission a balanced review in cases of disputed proposals. Here none of the purposes can be achieved due to the failing of Mattel, Inc.

At the occasion of my first proposal in 1999, I noticed that Mattel, Inc. and the Securities and Exchange Commission insisted on the strictest interpretation of the SEC rules (a minimum of 2000 dollars in market value). I had had 50 shares for over 12 months but during the 60 days prior to the date of the submission, argued Mattel's lawyer, the closing price of the stock never reached the $40 required for fulfilment of Rule 14a-8(b)(1). The highest closing price being $39 5/8, I would have failed by $18,75. The Securities and

Exchange Commission then required a chart showing the high and low prices during the 60 days. It turned out that the highest price was $40 1//2. By $25, I met the requirement. No doubt that had I failed, even by the slightest margin, my proposal would have been dismissed without further argumentation.

Considering the strict interpretation of 1999, I am wondering what would have happened to my 2002 Proposal, which was sent on time by express mail from Paris, France, but was returned to me unopened by Mattel, Inc. had I not sent a cautionary fax on the day of the deadline. I strongly suspect that my Proposal would have been considered by Mattel, Inc. as failing the deadline requirement and dismissed by them as such.

The no-action Letter of January 17, 2002 must be considered as fatally flawed because the deficiency cannot be remedied. The fact that Mattel, Inc. did acknowledge to have failed to comply with Rule 14a-8(j)(1) and did apologize for its failing is no remedy.

Strict enforcement of the SEC procedural rules is the only way to avoid uncertainty--this all the more when the rules leave no room for interpretation. Individual shareholders, whose means are incomparably smaller than those of the companies they own, must be able to rely on these procedures even more than the companies themselves.

II. Conclusion.

Therefore, I respectfully request the Staff to recommend enforcement action to the Securites and Exchange Commission if Mattel, Inc. omits the Proposal from its proxy materials for the 2002 Annual meeting.

Copy of this letter and of the additional enclosures is sent to Mr Normile, Senior Vice President and General Counsel of Mattel, Inc.

You may contact me at telephone 011-33 1 47 34 83 52 if you have any questions regarding this matter.

Very truly yours,

/s/

Encl: list of appendices

Four additional enclosures

[APPENDIX 2]

LIST OF APPENDICES

1 e-mail of March 12, 2002 from Mattel's Senior Counsel regarding the fax of January 17, 2002 (objet: "fax transmission failure")

2 e-mail of March 16, 2002 from Mattel's Senior Counsel regarding the hard copy of the January 17, 2002 letter (objet: "no evidence of courier package found")

3 no-action Letter of January 7, 1999

4 letter of February 10, 1999, accompanying the chart showing the high and low prices of Mattel's common stock

[STAFF REPLY LETTER]

April 1, 2002

Response of the Office of Chief Counsel *Division of Corporation Finance*

Re: Mattel, Inc.

Incoming letter dated January 17, 2002

The proposal requests that Mattel adopt a policy of paying its workers and requesting that its subcontractors pay their workers, an income "substantially above today's wages."

There appears to be some basis for your view that Mattel may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(7), as relating to ordinary business matters, (i.e., general employee compensation). Accordingly, we will not recommend enforcement action to the Commission if Mattel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

/s/

Keir Devon Gumbs

Special Counsel

(6)

2001 SEC No-Act. LEXIS 791

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

November 6, 2001

Lucent Technologies Inc.

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 6, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **Lucent Technologies** Inc.
Incoming letter dated October 4, 2001

The proposal seeks to decrease the salaries, remuneration and expenses of "ALL officers and directors" of Lucent.

There appears to be some basis for your view that Lucent may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Lucent omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Lucent relies.

Sincerely,

Jonathan Ingram
Special Counsel

INQUIRY-1:

PITNEY, HARDIN, KIPP & SZUCH LLP

(MAIL TO)
P.O. BOX 1945
MORRISTOWN, NEW JERSEY 07962-1945

(DELIVERY TO)
200 CAMPUS DRIVE
FLORHAM PARK, NEW JERSEY 07932-0950
(973) 966-6300
FACSIMILE (973) 966-1550

October 4, 2001

Via UPS Overnight Delivery

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal of Mr. Edward A. Kearns et al.**

Ladies and Gentlemen:

On behalf of Lucent Technologies Inc., a Delaware corporation (the "Company" or "Lucent") and, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing this letter with respect to the shareholder proposal (the "Proposal") submitted by Edward A. Kearns (the "Proponent"), on behalf of himself and Margaret Bostwick, Kurt Akersten, Donna Cox *, E. June Curtin *, Henry L. Hemmerling and Eleanor Christensen, for inclusion in Lucent's proxy materials to be distributed in connection with its 2002 Annual Meeting of Shareholders. We request the confirmation of the Staff of the Office of the Chief Counsel that it will not recommend enforcement action if Lucent omits the Proposal from its 2002 proxy materials for the reasons set forth in this letter. Because Lucent must print more than 5 million copies of the proxy statement, we would appreciate your response by November 2, 2001.

* Shareholder did not submit evidence of eligibility to submit a shareholder proposal pursuant to Rule 14a-8(b).

We have enclosed six copies of this letter and the Proposal. A copy of this letter is also concurrently being sent the Proponent as notice of Lucent's intention to omit the Proposal from its proxy materials.

The Proposal states: "Considering that the value of Lucent stock has fallen dramatically and substantially, we propose ALL officers and directors of said corporation have their salaries, remuneration's, expenses, etc. immediately be decreased by 50%."

I. Statement of Reasons Supporting Exclusion

For the reasons set forth below, the Company believes that the Proposal may properly be excluded from its 2002 proxy materials under Rule 14a-8.

A. The Proposal is improper because it relates to Lucent's ordinary business operations pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits exclusion of shareholder proposals dealing with matters relating to the conduct of a registrant's "ordinary business operations."

The Staff has defined this exclusion to include proposals relating to "general compensation issues." *See CoBancorp Inc.* (Feb. 22, 1996); *Caterpillar, Inc.* (Feb. 13, 1992). The Staff has consistently stated that, although proposals relating to general compensation issues are excludable, proposals relating to senior executive compensation issues are not excludable. *See Xerox Corp.* (Mar. 25, 1993) (referring to senior executive compensation as an includable matter); *Battle Mountain Gold Co.* (Feb. 13, 1992) (proposal relating to either senior executives or other employee compensation excludable unless revised to include only senior executives); *Minnesota Mining and Mfg. Co.* (Mar. 4, 1999) (proposal to limit the yearly percentage increase of the "top 40 executives" compensation excludable under Rule 14a-8(i)(7) because it relates to "ordinary business operations"). The distinction between senior executive compensation and general compensation issues has significant policy implications and therefore proposals directed solely to the compensation of senior executives of the Company are not excludable on grounds of "ordinary business operations." *See Battle Mountain Gold Co.* (Feb. 13, 1992); *Baltimore Gas and Elec.* (Feb. 13, 1992).

The Proposal is flawed because it targets far broader compensation policies and practices than senior executive compensation. The term "ALL" used in the Proposal clearly indicates that the Proposal applies to directors and employees outside of the classification commonly identified as a member of the board of "Director"s and "senior executive." Approximately 290 U.S. employees and 75 non-U.S. employees of Lucent and its consolidated subsidiaries currently have the title of an "officer" or "vice president." In addition to members of the board of directors who hold the title "Director," many of the approximately 975 U.S. employees and 340 non-U.S. employees of Lucent and its consolidated subsidiaries have a title such as "Director, Capital Markets" or "Director, Compensation," used internally and externally. In order to effect the change requested in the Proposal, Lucent would be required to decrease the compensation of not only "senior executives" but also a large number of its employees who are not senior executives or members of the board of directors.

The Company therefore believes that the Proposal addresses Lucent's "general compensation matters", because it is not limited to senior executives but rather applies to a large number of executive and non-executive employees. Thus, the Proposal is the type of "ordinary business" the Staff allows to be excluded under Rule 14a-8(i)(7).

B. The Proposal is improper because it could cause Lucent to violate state and federal law pursuant to Rule 14a-8(i)(2).

Rule 14a-8(i)(2) permits a company to exclude from its proxy materials a proposal if the proposal would, if implemented, cause the company to violate any federal, state or foreign law to which it is subject. The Company cannot immediately alter binding compensation arrangements, benefits and expenses as demanded in the Proposal without exposing itself to violation of Delaware law and potential litigation.

Under Delaware law, a breach of a contract by a Delaware corporation violates state law. *See, e.g.,* Kenyon v. Holbrook Microfilming Serv., Inc., 155 F.2d 913 (2d Cir. 1946); *Bowers v. Columbia Gen. Corp.,* 336 F. Supp. 609 (D. Del. 1971). A breach of a contract is "a failure, without legal excuse, to perform any promise which forms part of [the] contract," *Williston on Contracts* at 1290 (3d ed. 1968), and in the absence of a legal excuse for one party's performance of a contract, that party is "obligated to perform the contract according to its terms, or upon his failure so to do, he is liable to the [other party] for the damages resulting therefrom," *Wills v. Shockley,* 157 A.2d 252, 253 (Del. Super. Ct. 1960). In addition, promises as to the future, reasonably calculated to induce action or forbearance which does induce such action or forbearance, are binding if injustice can be avoided only if the promise is enforced. *Restatement (Second) of Contracts,* at 90. *See* Reeder v. Sanford School, Inc., 397 A.2d 139, 141 (Del. Super. Ct. 1978); *Chrysler Corp. v. Quimby,* 144 A.2d 123 (Del. Super. Ct. 1958).

For many years, the Staff has not recommended enforcement action in connection with the exclusion of shareholder proposals that would cause a company to breach existing compensation agreements or arrangements pursuant to Rule 14a-8(i)(2). *See NetCurrents, Inc.* (June 1, 2001) (proposal relating to creation of an independent compensation committee to develop new compensation plans to replace all existing executive compensation excludable pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause the company to breach existing employment agreements or other contractual obligations); *Goldfield Corp.* (Mar. 28, 2001) (proposal requesting the board to seek shareholder approval of present and future executive officer severance agreements excludable under Rules 14a-8(i)(2) and 14a-8(i)(6) because it would require the company to breach those agreements); *International Bus. Machs. Corp.* (Feb. 27, 2000) (proposal requesting the termination and renegotiation of CEO retirement package excludable under Rule 14a-8(i)(2)); *International Bus. Machs. Corp.* (Dec. 15, 1995) (proposal which sought to reduce the compensation of three executive officers excludable based on the unlawfulness of any attempt by IBM to make unilateral modifications to existing contracts in connection with the proposal); *Citizen's First Bancorp, Inc.* (Mar. 24, 1992) (proposal to terminate two executives' severance agreements excluded as a breach of such contracts in violation of applicable state law).

The Proposal requests that all forms of compensation for all officers and directors immediately be decreased by 50%. The Proposal, if implemented, could require Lucent to breach its obligations under existing employment arrangements and outstanding awards and obligations made under its various incentive compensation plans and retirement plans.

The Company sets the base salaries for all employees, non-senior executive officers and senior executive officers at levels that are competitive with similar positions at other companies. To immediately reduce the salaries of all its officers and directors by 50%, Lucent would be forced to breach its existing obligations and promises to employees, both non-executive and executive, and thus, violate Delaware law. Although a large majority of Lucent employees are employed "at will," immediate reduction of their current "salaries, remuneration's, expenses, etc." is likely to increase employee turn-over, reduce morale and negatively impact the Company's business and relations with its key asset -- its employees.

In addition, the Company makes stock option grants to officers and other selected employees once a year, and from time to time, in order to retain key employees, the Company will make special equity grants. The stock options have an exercise price equal to the fair market value of the stock on the grant date. These grants may be given as stock options, restricted stock units or a combination of the two. For example, in February 2001, the Company issued a special "1 for 2" stock option grant to all employees worldwide who held "underwater" stock options that had a grant price higher than their market value. In July 2001, Lucent authorized a special stock option grant to approximately 62,000 employees worldwide in order to give employees a more personal stake in the Company's turnaround. The value of these stock option and restricted stock unit awards was determined at the time of grant. Thus, the Company would be unable to reduce the value of these awards without violating state and federal law in the United States and laws applicable to its non-U.S. employees.

Lucent also has a non-contributory pension plan, the Lucent Retirement Income Plan, which covers most management employees, including executive officers. This pension plan is an employee pension benefit plan that is generally subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Even if the Proposal were approved by shareholders, the Company would be unable to decrease past or future employee contributions to the pension plan, without violating federal law.

Moreover, Lucent does have employment agreements with some of its employees. For example, Ben Verwaayen, Vice Chairman of Lucent has had an employment agreement in effect since 1997. The details of this agreement were provided in Lucent's proxy statement distributed to shareholders in connection with its 2001 Annual Meeting of Shareholders. A copy of the pertinent sections of this proxy statement are enclosed with this letter. If the Proposal were to be approved by shareholders, the Company could be forced to violate state law by breaching its obligations under the terms of the employment agreement, and Lucent could also be subject to substantial costs associated with Mr. Verwaayen's severance payments.

Accordingly, Lucent believes the Proposal may properly be omitted pursuant to Rule 14a-8(i)(2), because, if implemented, the Proposal could cause Lucent to breach existing employment and award agreements, and thus violate state and federal law.

C. The Proposal is improper because Lucent lacks the power or authority to implement the Proposal pursuant to Rule 14a-8(i)(6).

Rule 14a-8(i)(6) permits a company to exclude from its proxy materials a proposal "if the company would lack the power or authority to implement the proposal." Because the Company's unilateral modification or termination of compensation agreements or arrangements, benefits and remuneration, as proposed by the Proponent, could violate Delaware law, the Proposal is beyond Lucent's power or authority to effectuate.

The Staff previously has granted no-action requests if a company could not comply with a shareholder proposal because the proposal would cause the registrant to breach its contractual obligations, and therefore be beyond the company's power to effectuate. *See Putnam High Income Convertible and Bond Fund* (Apr. 6, 2001) (proposal that unilaterally required the reduction of contracted advisor fees excludable); *Whitman Corp.* (Feb. 15, 2000) (proposal that unilaterally rescinded an existing agreement with another company excludable); *Texas Meridian Res. Corp.,* (Mar. 18, 1996) (proposal requesting that the compensation of the CEO and president be linked with the average salaries of other executives excludable as a breach of employment contract).

As discussed above, Lucent is unable to implement the Proposal because Lucent believes it has committed to compensate various officers according to the terms of employment, incentive compensation and retirement agreements currently in effect. Because Lucent's unilateral alteration of these compensation agreements and arrangement is likely to negatively impact the business and expose Lucent to litigation, the Proposal is beyond Lucent's power or authority to effectuate and should be properly excludable pursuant to Rule 14a-8(i)(6).

D. The Proposal is improper because it is an improper subject for shareholder action under state law.

Rule 14a-8(i)(1) permits the exclusion of shareholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

(i) *The Proposal mandates action on matters that, under state law, fall within the powers of a company's board of directors.*

Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."

The Staff has consistently concurred in the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to a board of directors under state law. *See Ford Motor Co.* (Mar. 19, 2001); *American Nat'l Bankshares, Inc.* (Feb. 26, 2001); *AMERCO* (July 21, 2000).

In order to implement the Proposal, the board would have to approve new compensation terms for more than 1,600 of Lucent's U.S. and non-U.S. officers and directors and direct the changes to their existing compensation packages, regardless of whether the board of directors, in the case of senior executive officers, or management, in the case of other employees, concludes in the exercise of its business judgment that such action is appropriate or in Lucent's best interests.

The Proposal relates to compensation matters as to which only the board of directors has the power to review, evaluate and make appropriate determinations. Accordingly, the Company believes that the Proposal is not proper for shareholder action under Delaware law and is excludable under Rule 14a-8(i)(1).

(ii) The Proposal is not properly cast as a recommendation or request for the board of directors.

The note to Rule 14a-8(i)(1) states that:

> "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are

cast as recommendations or requests that the board of directors take specified action are proper under state law."

The Proposal seeks to have the "salaries, remuneration's, expenses, etc." of all officers and directors of Lucent decreased by 50%. The Proposal is not precatory. It is not cast as a request or recommendation to the board of directors. Thus, the Company believes that the Proposal is not proper for shareholder action under Delaware law and is excludable under Rule 14a-8(i)(1).

E. The Proposal is improper because it contains vague and misleading terms pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) authorizes the omission of proposals that are contrary to the Commission's proxy rules and regulations, including Rule 14a-9. The Staff has established that a proposal so vague and indefinite that shareholders may be unable to determine with reasonable certainty the immediate consequences of its implementation may be omitted from the proxy materials pursuant to Rule 14a-8(i)(3). *See Philadelphia Elec. Co.* (July 30, 1992) (proposal relating to the election of a committee of shareholders to consider and present certain plans to the board of directors excludable as "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.").

Each of the substantive terms used by the Proponent in the Proposal is vague and indefinite and, if adopted, would not permit the Company, or its shareholders, to determine what particular action was required to be taken. First, the Proposal applies to "ALL officers and directors" of Lucent. As discussed above, this vague term could be interpreted to apply to all employees with the title of an "officer" or "director", in addition to the members 'of the board of directors who hold the title "Director." Thus, it is not clear what the Proponent intended.

Moreover, the term "remuneration" is vague, unclear and misleading to shareholders. This term could be interpreted to include any type of compensation (such as incentive compensation, benefit plans and severance or retirement plans or arrangements). The term "remuneration" can be defined as "payment," "reimbursement," "reward," "recompense," "salary" or "compensation." *See Black's Law Dictionary* 898 (6th ed. 1991). The application of a 50% decrease standard to a vague, unclear "base" would lead to an impossible calculation if the Proposal were to be implemented.

The Proposal also seeks to decrease the "expenses, etc." of all officers and directors. The term "expenses" is broad and unclear because "expenses" can include a multitude of items, such as mileage/gas reimbursement, travel and lodging expenses and meal allowances, some of which may have been previously incurred. Lucent's corporate policies dictate which expenses and the amount of expenses for which each employee of Lucent is eligible for reimbursement. Often, corporate expenses are determined by the type of activity that an officer or director is engaged in for corporate purposes and cannot be established at a certain amount in advance, nor likely able to be decreased by 50% instantaneously by Lucent fiat. The Proposal is not clear as to what "expenses, etc." is meant to include, nor is it clear what expenses the Proponent seek to reduce by 50%. The accompanying term "etc." provides no indication as to what other forms of compensation, remuneration or expenses shareholders would be voting to decrease. Thus, the language "expenses, etc." is not only vague but also misleading to the shareholders.

For the foregoing reasons, neither the shareholders nor the Company would be able to determine with any degree of certainty either the meaning of the Proposal or the manner in which it is to be implemented. Thus, the Company believes the Proposal is properly excludable pursuant to Rule 14a-8(i)(3).

II. No Opportunity to Revise

The Company respectfully submits that the Staff should not give the Proponent the opportunity to revise the Proposal. The Proposal is so defective that it would have to be completely rewritten to avoid exclusion and, if so rewritten, would amount to the submission of a new proposal.

As demonstrated above, the Proposal is fundamentally flawed since it would violate Delaware law. In addition, the Proposal is vague and misleading, and would result in substantial confusion for the shareholders.

Even if the Proponent could rewrite the Proposal to make it consistent with Delaware law and to be clear and definite, the changes would have to be so drastic that the result would be a new substantive proposal that would be untimely under Rule 14a-8(e) and, therefore, would be excludable from the Company's proxy materials. *See Weirton Steel Corp.* (Apr. 9, 1998).

III. Conclusion

For the foregoing reasons, Lucent believes the Proposal is excludable under Rule 14a-8 and the Proponent should not be given the opportunity to revise the Proposal. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

Please call either of the undersigned at (973) 966-8025 or (973) 966-8270, respectively, if you should have any questions or need additional information.

Very truly yours,

WARREN J. CASEY

SHARON T. JACOBSON

ATTACHMENT

STOCKHOLDER RESOLUTION

Stockholder	Address	Shares Held
Edward A. Kearns	Osprey, FL	600
Margaret Bostwick	Pocono Pines, PA	815
Kurt Akersten	Bay Head, NJ	7,000
Donna Cox	Basking Ridge, NJ	1,636
E. June Curtin	Osprey, FL	256
Henry L. Hemmerling	Spring Hill, FL	300
Eleanor Christensen	Columbus, NJ	3,600

Propose that:

Considering that the value of Lucent stock has fallen dramatically and substantially, we propose ALL officers and directors of said corporation have their salaries, remuneration's, expenses, etc. immediately be decreased by 50%.

Edward A. Kearns, et al
496 Meadow Sweet Circle
Osprey, Florida 34229 (September - June) 941-966-7184

P.O. Box 295
Pocono Pines, Pennsylvania 18350 (June - September) 570-646-1623

2001 SEC No-Act. LEXIS 376

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7), 14a-8(j)

March 15, 2001

E.I. du Pont de Nemours and Company

TOTAL NUMBER OF LETTERS:
3

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 15, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: E.I. du Pont de Nemours and Company
Incoming letter dated January 26, 2001

The proposal provides that "no one" at a DuPont site will receive a bonus unless all employees at that site receive a bonus.

There appears to be some basis for your view that DuPont may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if DuPont omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which DuPont relies.

We note that DuPont did not file its statement of objections to include the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j). Given the circumstances surrounding DuPont's failure to comply with rule 14a-8(j), we decline to waive the 80-day requirement.

Sincerely,

Lillian K. Cummins
Attorney-Advisor

INQUIRY-1: DU PONT(R)

Calissa W. Brown

DuPont Legal, D-8046

1007 Market Street

Wilmington, DE 19898

Telephone: (302) 773-7145

Facsimile: (302) 773-5176

February 13, 2001

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549

re: Shareholder Proposal of Gerald G. Smith
Supplement to DuPont's January 26, 2001 Letter

Ladies and Gentlemen:

I am Senior Counsel for E. I. du Pont de Nemours and Company ("DuPont" or the "Company"). This letter is a supplement to my correspondence dated January 26, 2001. A copy of my January 26 letter is attached at Appendix "A".

On January 26, 2001, I spoke by telephone to Mr. Gerald Smith about his proposal and about his plans with respect to presenting it at DuPont's Annual Meeting of Stockholders on April 25, 2001. During that conversation, Mr. Smith advised me that he will not attend the meeting and does not intend to send a representative.

On January 9, 2001, the SEC issued a no action letter to Johnson & Johnson ("J&J"), confirming that no enforcement action will be recommended if J&J omits from its proxy materials a proposal submitted by a proponent who indicated neither he nor his qualified representative would attend the J&J meeting to present the proposal. A copy of the January 9, 2001 no action letter is attached at Appendix "B". In reaching its conclusion, the SEC pointed out that although rule 14a-8(h)(3) is primarily designed as an after-the-fact sanction against proponents who have violated 14a-8(h)(1), a proponent's before-the-fact indication that neither he nor his representative would be present is also contrary to rule 14a-8(h)(1).

In light of Mr. Smith's statement that he does not plan to attend DuPont's annual meeting or send a representative to act in his place, we respectfully request that you consider failure to comply with Rule 14a-8(h)(1) a basis for exclusion of Mr. Smith's proposal under Rule 14a-8(h)(3). This basis for exclusion is in addition to those set forth in my January 26, 2001 letter.

Thank you for your consideration. If you have any questions, please contact me on 302-773-7145.

Very truly yours,

Calissa W. Brown
Senior Counsel

APPENDIX "A"

DU PONT(R)

January 26, 2001

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Re: Shareholder Proposal of Gerald G. Smith

Ladies & Gentlemen:

I am Senior Counsel for E. I. du Pont de Nemours and Company, ("DuPont" or the "Company"). Pursuant to Rule 14a-8(i) under the Securities Exchange Act of 1934, I am submitting six copies of each of the following documents:

1. this letter which explains the reasons why DuPont believes that it may exclude the Proposal from its proxy materials for its 2001 Annual Shareholders Meeting ("2001 Proxy Materials"), and
2. the shareholder proposal and supporting statement of Mr. Gerald Smith (the "Proposal").

The Proposal was inadvertently overlooked and discovered on January 24, 2001. DuPont anticipates filing its 2001 Proxy Materials with the Commission on March 21, 2001. DuPont recognizes that this request is being made only 50 days before March 21 and hereby requests relief under Rule 14a-8(j) for the reasons stated above.

The Proposal states that "no one at a DuPont site, salaried or hourly-paid, will receive a profit-sharing bonus unless **all** employees at that site receive the bonus." (emphasis in the original) DuPont believes that the entire Proposal may be omitted from its 2001 Proxy Materials for the following reasons:

i. the Proposal may be excluded under Rule 14a-8(i)(7) because it deals with matters related to the company's ordinary business operations, and
ii. the Proposal may be excluded under Rule 14a-8(i)(3) because it contains false and misleading statements.

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It deals with Matters Related to the Company's Ordinary Business Operations.

A company may exclude a shareholder proposal under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." The Commission bus stated that there are two central considerations underlying the ordinary business exception. See Exchange Act Release No. 34-40018 (May 28, 1998). First, whether the proposal deals with certain tasks that are so "fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight" (Id) Second, the "degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (Id)

The Proposal's supporting statement makes it clear that the Proponent is concerned with "all workers." The Proposal is not limited to hourly employees, on the one hand, nor senior executives, on the other. Instead the Proponent wants any profit-sharing bonus that may be distributed at a "DuPont site" to be distributed to "all employees at that site." In sum the Proposal deals with broad-based, general compensation matters. A company's ability to effectively manage its workforce is based, at least in part, on management's control over general compensation policies and practices. Moreover, the Commission specifically has recognized "management of the workforce" as a task which is fundamental to management's ability to run the company on a day-to-day basis. (Id.) Furthermore, the Staff consistently has taken the position that proposals which relate to general compensation matters, including broad-based profit sharing or bonus programs, deal with ordinary business operations and, hence, may be omitted under Rule 14a-8(i)(7). In T. Rowe Price Associates (February 7, 2000), the Staff allowed the omission of a proposal on how to calculate bonuses to be paid to employees and officers as relating to general compensation matters and, hence, the company's ordinary business operations. In Merek & Co. Inc. (February 13, 1992), the Staff determined that a proposal requesting the company to adopt a Profit Sharing Plan for all its non-union employees was excludable "as dealing with a matter relating to the conduct of the ordinary business operations of the registrant (i.e. general compensation issues)." Finally, in E. I. du Pont de Nemours and Company (January 8, 1991) the Staff recognized a proposal to expand eligibility for the Company's Incentive Compensation Plan to all employees with 3 or more years of service as a proposal relating to the company's ordinary business operations and, hence, excludable. In as much as this Proposal deals directly with the general compensation structure of the Company, it relates to the conduct of the Company's ordinary business operations and, hence, is excludable.

The Staff's position that proposals dealing solely with the compensation of senior executives are not excludable under Rule 14a-8(i)(7) is inapplicable here. Even if the Proposal were somehow interpreted as dealing with executive compensation, the Staff has consistently allowed the exclusion of proposals on general compensation matters which may include but are not limited to executive officers. See, e.g. Huntington Bancshares (January 11, 2001); The Walt Disney Company (December 1, 2000).

Accordingly, DuPont believes that the Proposal can be excluded from its 2001 Proxy Materials in reliance on Rule 14a-8(i)(7).

II. **The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Contains Materially False and Misleading Statements.**

Under paragraph (i)(3) of Rule 14a-8, a company may exclude a proposal if it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Proposal violates this provision in that it is so subjective and vague that as a practical matter management would not be able to implement it

A company may exclude from its proxy statement shareholder proposals that are inherently vague and indefinite. Philip Morris (February 7, 1991) (proposal that company cease contributing or aiding in any way politicians, individuals or organizations that advocate or encourage bigotry and hate excludable because it was "vague, indefinite and, therefore, potentially misleading"). It may also exclude proposals that are so subjective as to require determinations to be made without guidance from the proposal that are subject to differing interpretations by stockholders, who would not be able to determine with reasonable certainty what actions would be taken under the proposal. See, e.g., Southwestern Bell Corp. (February 2, 1990); BellSouth Corp. (January 23, 1990).

The Proposal is that "no one at a DuPont site, salaried or hourly-paid, will receive a profit-sharing bonus unless **all** employees at that site receive the bonus." (emphasis in original) Implementing this "policy" raises a fundamental question: What is a "profit-sharing bonus"? Although DuPont does have variable compensation ("VC"), plans in which numerous employees; both salaried and hourly-paid, participate, it does not have a "profit-sharing" plan as such. While the profitability of the company is an important factor in the VC plans, there are many others that are considered, and factors are not uniform throughout the company.

Another question the Proposal unwittingly raises but does not answer is what is a "DuPont site"? Considering the differences in VC--if that is what the Proponent is referencing to--throughout DuPont; it is essential to note that various "sites," including numerous manufacturing plants, are shared by different businesses and functions. The different businesses and functions intentionally may he subject to different factors in determining VC. Finally, for DuPont employees who are union members, (not all plants are union plants), most compensation is part and parcel of the collective bargaining processes with the union. Unions at certain plants have in fact rejected for various reasons the VC program offered by the Company. It is an indisputable, fundamental principle of labor law that the company could not unilaterally implement "a profit sharing bonus" on all sites without bargaining to an impasse. For example, a particular bargaining unit might not agree with the terms of management's "bonus", and might want to trade it off for concessions elsewhere. The Proposal, however, would not account for that fundamental tenant; and might cause the Company to violate the law.

As a practical matter, the shareholders could not vote on the Proposal with reasonable certainty of the actions management would have to take, and management could not implement the Proposal.

For the reasons expressed above, DuPont believes that it may properly exclude the Proposal from its 2001 Proxy Materials under Rule 14a-8(i)(7) and/or Rule 14a-8(i)(3). DuPont hereby respectfully requests confirmation that the staff will not recommend any enforcement action to the Commission if DuPont excludes the Proposal from its 2001 Proxy Materials. If you have any questions, or need further information, please contact me at 302-773-7145.

Sincerely,

Calissa W. Brown
Senior Counsel

ATTACHMENT

10/23/00

From: Gerald G. Smith
1221 Lovelady Lewis Rd
Sodely Daisy, TN 37379

To: Secretary, E. I. DuPont de Nemours & Co.
1007 Market St.
Wilmington, DE 19898

RE: Submitting Proxy Proposal to DuPont

Dear Secretary,

The profit sharing program should be used to encourage and reward **all** workers Management is in a leadership position and should be held to a higher standard than hourly workers; not rewarded for failure.
Proposal Therefore, I propose that no one at a DuPont site, salaried or hourly-paid, will receive a profit-sharing bonus unless **all** employees at that site receive the bonus.

Gerald G. Smith, Shareholder
(423) 842-3630

INQUIRY-2: DU PONT(R)

January 26, 2001

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Re: Shareholder Proposal of Gerald G. Smith

Ladies & Gentlemen:

I am Senior Counsel for E. I. du Pont de Nemours and Company. ("DuPont" or the "Company"). Pursuant to Rule 14a-8(i) under the Securities Exchange Act of 1934, I am submitting six copies of each of the following documents:

1. this letter which explains the reasons why DuPont believes that it may exclude the Proposal from its proxy materials for its 2001 Annual Shareholders Meeting ("2001 Proxy Materials"), and
2. the shareholder proposal and supporting statement of Mr. Gerald G. Smith (the "Proposal").

The Proposal was inadvertently overlooked and discovered on January 24, 2001. DuPont anticipates filing its 2001 Proxy Materials with the Commission on March 21, 2001. DuPont recognizes that this request is being made only 50 days before March 21 and hereby requests relief under Rule 14a-8(j) for the reasons stated above.

The Proposal states that "no one at a DuPont site, salaried or hourly-paid, will receive a profit-sharing bonus unless all employees at that site receive the bonus." (emphasis in the original) DuPont believes that the entire Proposal may be omitted from its 2001 Proxy Materials for the following reasons:

i. the Proposal may be excluded under Rule 14a-8(i)(7) because it deals with matters related to the company's ordinary business operations, and
ii. the Proposal may be excluded under Rule 14a-8(i)(3) because it contains false and misleading statements.

I. **The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It deals with Matters Related to the Company's Ordinary Business Operations.**

A company may exclude a shareholder proposal under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." The Commission has stated that there are two central considerations underlying the ordinary business exception. See Exchange Act Release No. 34-40018 (May 28, 1998). First; whether the proposal deals with certain tasks that are so "fundamental to management's ability to run a company on a day-to-day basis that they could not; as a practical matter, be subject to shareholder **[*14]** oversight." (Id) Second, the "degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, be in a position to make an informed judgment." (Id)

The Proposal's supporting statement makes it clear that the Proponent is concerned with "all workers." The Proposal is not limited to hourly employees, on the one hand, nor senior executives, on the other. Instead the Proponent wants any profit-sharing bonus that may be distributed at a "DuPont site" to be distributed to "all employees at that site." In sum the Proposal deals with broad-based, general compensation matters. A company's ability to effectively manage its workforce is based, at least in part; on management's control over general compensation policies and practices. Moreover, the Commission specifically has recognized "management of the workforce" as a task which is fundamental to management's ability to run the company on a day-to-day basis. (Id.) Furthermore, the Staff consistently has taken the position that proposals which relate to general compensation matters, including broad-based profit sharing or bonus programs, deal with ordinary business operations and, hence, may be omitted under Rule 14a-8(i)(7). In T. Rowe Price Associates (February 7, 2000), the Staff allowed the omission of a proposal on how to calculate bonuses to be paid to employees and officers as relating to general compensation matters and, hence, the company's ordinary business operations. In Merck & Co. Inc. (February 13, 1992), the Staff determined that a proposal requesting the company to adopt a Profit Sharing, Plan for all its non-union employees was excludable "as dealing with a matter relating to the conduct of the ordinary business operations of the registrant (i.e. general compensation issues)." Finally, in E. I. du Pont de Nemours and Company (January 8, 1991) the Staff recognized a proposal to expand eligibility for the Company's Incentive Compensation Plan to all employees with 3 or more years of service as a proposal relating to the company's ordinary business operations and, hence, excludable. In as much as this Proposal deals directly with the general compensation structure of the Company, it relates to the conduct of the Company's ordinary business operations and, hence, is excludable.

The Staff's position that proposals dealing solely with the compensation of senior executives are not excludable under Rule 14a-8(i)(7) is inapplicable here. Even if the Proposal were somehow interpreted as dealing with executive compensation, the Staff has consistently allowed the exclusion of proposals on general compensation matters which may include but are not limited to executive officers. See, e.g. Huntington Bancshares (January 11, 2001); The Walt Disney Company (December 1, 2000).

Accordingly, DuPont believes that the Proposal can be excluded from its 2001 Proxy Materials in reliance on Rule 14a-8(i)(7).

II. **The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Contains Materially False and Misleading Statements.**

Under paragraph (i)(3) of Rule 14a-8, a company may exclude a proposal if it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Proposal violates this provision in that it is so subjective and vague that as a practical matter management would not be able to implement it.

A company may exclude from its proxy statement shareholder proposals that are inherently vague and indefinite. Philip Morris (February 7, 1991) (proposal that company cease contributing or aiding in any way politicians, individuals or organizations that advocate or encourage bigotry and hate excludable because it was "vague, indefinite and, therefore, potentially misleading"). It may also exclude proposals that are so subjective as to require determinations to be made without guidance from the proposal that are subject to differing interpretations by stockholders, who would not be able to determine with reasonable certainty what actions would be taken under the proposal. See, e.g., Southwestern Bell Corp. (February 2, 1990); BellSouth Corp. (January 23, 1990).

The Proposal is that "no one at a DuPont site, salaried or hourly-paid, will receive a profit-sharing bonus unless **all** employees at that site receive the bonus." (emphasis in original) Implementing this "policy" raises a fundamental question: What is a "profit-sharing bonus"? Although DuPont does have variable compensation ("VC"), plans in which numerous employees, both salaried and hourly-paid, participate, it does not have a "profit-sharing" plan as such. While the profitability of the company is an important factor in the VC plans, there are many others that are considered, and factors are not uniform throughout the company.

Another question the Proposal unwittingly raises but does not answer is what is a "DuPont site"? Considering the differences in VC--if that is what the Proponent is referencing to--throughout DuPont, it is essential to note that various "sites," including numerous manufacturing plants, are shared by different businesses and functions. The different businesses and functions intentionally may be subject to different factors in determining VC. Finally, for DuPont employees who are union members, (not all plants are union plants), most compensation is part and parcel of the collective bargaining processes with the union. Unions at certain plants have in fact rejected for various reasons the VC program offered by the Company. It is an indisputable, fundamental principle of labor law that the company could not unilaterally implement "a profit sharing bonus" on all sites without bargaining to an impasse. For example, a particular bargaining unit might not agree with the terms of management's "bonus", and might want to trade it off for concessions elsewhere. The Proposal, however, would not account for that fundamental tenant; and might cause the Company to violate the law.

As a practical matter, the shareholders could not vote on the Proposal with reasonable certainty of the actions management would have to take, and management could not implement the Proposal.

For the reasons expressed above, DuPont believes that it may properly exclude the Proposal from its 2001 Proxy Materials under Rule 14a-8(i)(7) and/or Rule 14a-8(i)(3). DuPont hereby respectfully requests confirmation that the staff will not recommend any enforcement action to the Commission if DuPont excludes the Proposal from its 2001 Proxy Materials. If you have any questions, or need further information, please contact me at 302-773-7145.

Sincerely,

Calissa W. Brown
Senior Counsel

8

1987 SEC No-Act. LEXIS 32

Securities Exchange Act of 193 -- Rule 14a-8

Dec 22, 1987

The Arundel Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1:
SECURITY AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
DEC 22 1987
RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The Arundel Corporation (the "Company")
Incoming letter dated November 25, 1987

The proposal relates to prohibiting the Company from granting loans to officers or employees in the future and requiring repayment of loans previously made within the year.

There appears to be some basis for your opinion that the proposal may be omitted from the Company's proxy material under Rule 14a-8(c)(7), since it appears to deal with a matter relating to the conduct of ordinary business operations of the Company (i.e., executives and employee compensation). Under the circumstances, this Division will not recommend any enforcement action to the Commission if the Company omits the subject proposal from its proxy materials. In considering our enforcement alternatives, we have not found it necessary to reach the other bases for omission upon which you rely.

Sincerely,
Gloria Smith-Hill
Special Counsel

INQUIRY-1:

PIPER & MARBURY
1100 CHARLES CENTER SOUTH
36 SOUTH CHARLES STREET
BALTIMORE, MARYLAND 21201
301-539-2530
November 25, 1987

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Cecilia D. Blye, Special Counsel, Office of Chief Counsel, Division of Corporate Finance

The Arundel Corporation

Dear Mrs. Blye:

The Arundel Corporation ("Arundel ") received a shareholder proposal from Schaefer, Inc., a Maryland corporation by letter dated May 18, 1987. This letter is attached as Exhibit A. The proposal (the "Proposal") relates to restrictions on loans to officers or employees of Arundel by (i) requiring that all loans previously made be repaid within one year and not be forgiven and (ii) prohibiting future loans, including loans to purchase stock of Arundel. We believe that the Proposal may properly be omitted from the 1988 Proxy Statement and form of proxy based on Rule 14a-8(a)(4) as well as Rules 14a-8(c)(7) and (c)(10) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act").

1. Number of Proposals:

Rule 14a-8(a)(4) of the Exchange Act provides that a stockholder may not submit more than one proposal and an accompanying supporting statement for inclusion in the Company's proxy materials for a meeting of stockholders. Schaefer, Inc. submitted four proposals and has subsequently been notified of the limitation. The Notice is attached hereto as Exhibit B. If Schaefer, Inc. does not within 14 days reduce the number of proposals submitted to one, all of the Proposals may be omitted for failure to comply with Rule 14a-8(a)(4).

If, however, Schaefer, Inc. satisfies Rule 14a-8(a)(4), we believe that his Proposal should still be omitted for the following reasons.

2. Matters relating to Ordinary Business:

The Proposal is also excludable from the 1988 Proxy Statement pursuant to Rule 14a-8(c)(7), which permits the exclusion of proposals dealing with matters relating to the conduct of a Corporation's ordinary business operations. The method of compensation for officers and employees is a matter of routine business to be conducted by the Board and the ability to make loans to officers and employees is a key component of the various forms of compensation available to the Board. Accordingly, the Proposal relates to the conduct of Arundel's ordinary business operations. Proposals similar to that of Schaefer, Inc.'s have been excluded on such grounds without objection by the Staff. See, for example, Major Realty Corporation (March 19, 1987); Southwest Airlines Co. (March 19, 1985); Litton

Industries Inc. (September 12, 1978). The Staff in these instances took a "no-action" position with respect to the exclusion of proposals prohibiting the Company from making loans to officers or employees since they dealt with matters relating to the conduct of the Company's ordinary business operations.

3. Mootness:

Finally, the Proposal is excludable in light of Rule 14a-8(c)(1), which allows the omission of stockholder proposals which have "been rendered moot." At its Annual Meeting of Stockholders held on April 30, 1987, the Stockholders of Arundel approved the 1987 Key Executive Stock Purchase Plan (the "Plan). The Plan expressly authorizes the Board of Directors of Arundel to grant key executive officers rights to purchase common stock of Arundel and contemporaneously with the sale of the shares, permits Arundel to loan the officer an amount equal to the total purchase price of the shares, which loan is then forgiven over time so long as the executive continues in the employment of Arundel. As of this date, Arundel has sold all of the stock which was reserved for sale under the Plan and has made loans in an amount equal to the purchase price of the stock sold under the Plan. Due to the adoption of the Plan, to the extent Schaefer, Inc.'s proposal is inconsistent with the operation of the Plan, the Proposal is moot and can be omitted from the 1988 Proxy materials.

Accordingly, we respectfully request your confirmation that Arundel's omission of Schaefer, Inc.'s proposal from its 1988 proxy statement and form of proxy will not result in a recommendation by the Division of Corporation Finance of any enforcement action to the Commission. Pursuant to Rule 14a-8(a), we are enclosing six copies of this letter and the exhibits. By copy of this letter and exhibits to Schaefer, Inc., Arundel is advising Schaefer, Inc. of its intention to exclude its proposal.

Please do not hesitate to contact me if you have any questions or comments. We would appreciate your prompt confirmation of the conclusions reached in this letter.

Very truly yours,
Jonathan B. Weiner

EXHIBIT A

PIPER & MARBURY
1100 CHARLES CENTER SOUTH
36 SOUTH CHARLES STREET
BALTIMORE, MARYLAND 21201
301-539-2530
November 25, 1987

Michael Schaefer, President
Schaefer, Inc.
8840 Villa La Jolla Drive
La Jolla, California 92037

Re: The Arundel Corporation

Dear Mr. Schaefer:

The Arundel Corporation has requested that we respond to your request concerning a proposal prohibiting loans to officers and employees for the 1988 Annual Stockholder Meeting.

By way of this letter and the enclosures, we wish to advise you that Arundel intends to omit your proposal from its 1988 proxy material because it consists of more than one proposal. You have fourteen (14) calendar days to reduce and re-submit your proposal so it complies with this rule. In the event you comply with this request, Arundel will nevertheless still omit your proposal for the reasons stated in the enclosed letter and exhibits which have been submitted to the Securities and Exchange Commission requesting confirmation of our intention to omit your proposal.

Please confirm receipt of this letter by signing a copy of the letter in the space indicated and return it to me in the enclosed envelope.

Very truly yours,
Jonathan B. Weiner

EXHIBIT B

SCHAEFER HOTEL
A Tribute to Maryland's Governor
723 St. Paul Street
Baltimore, Maryland 21202
(301) 332-0405
May 18, 1987
Michael Schaefer, Proprietor

Secretary, ARUNDEL CORP.
110 West Rd.
Baltimore, Md. 21204

Re: Shareholder Proposal
1988 Annual Meeting
Submission by December 2, 1987

SCHAEFER. INC., a Maryland corporation, owner of record of 510 shares since 1-21-87(cert. BU19199) and its predecessor owner Michael Schaefer, sole owner of Schaefer, Inc., as to same 510 shares owned since 1985, give notice of intent to introduce at the 1988 shareholders meeting the following proposal and ask that it be included in proxy material prepared for said meeting along with proponents name, address, and shareholding:

RESOLVED: Shareholder assembled in person and by proxy request board of Directors to take such action as may be necessary to enact and enforce the following corporate policy:
1. The corporation shall make no loans to its officers or employees;
2. There shall be no forgiveness of loans previously made;
3. Existing loans, if any, shall be repaid within 12 months of adoption of this policy.
4. The corporation shall sell its shares on a cash-basis only, except there used as consideration in acquisition of another business interest.

STATEMENT IN SUPPORT: It is unneccessary and costly for the corporation to provide loans for purchase of corporation stock; if the buyer has a good job and good credit, his or her bank will provide at least 50% financing at competitive rates. The Board of Directors is willing to lend corporation money to its executives for less cost than the corporation is paying for some of the funds it borrows. This is a waste of corporate assets and not necessary to maintain the employee's interest in the corporation's future. Such financing is not common among public corporations and is not in our shareholders best interest. If you agree please mark your proxy YES. Otherwise management will automatically vote your unmarked proxy as NO. Thank you.

SCHAEFER, INC.
Michael Schaefer, President

MICHAEL SCHAEFER
predecessor owner and sole owner of corporate sponsor

(9)

1987 SEC No-Act. LEXIS 1788

Securities Exchange Act of 1934 -- Rule 14a-8

Mar 19, 1987

Major Realty Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Major Realty Corporation (the "Company")
Incoming letter dated January 14, 1987

The proposal relates to prohibiting the Company from entering into any form of partnership arrangement with, or making loans to, Company employees, officers or directors following the 1987 annual meeting.

There appears to be some basis for your view that the proposal may be omitted from the Company's proxy material under Rule 14a-8(c)(7), since it appears to deal with matters relating to the conduct of the Company's ordinary business operations (i.e., decisions to enter into business arrangements, and employee benefits). Under the circumstances, this Division will not recommend any enforcement action to the Commission if the Company omits the subject proposal from its proxy material. In considering our enforcement alternatives, we have not found it necessary to reach the other basis for omission upon which you rely.

Sincerely,
Cecilia D. Blye
Special Counsel

INQUIRY-1:
Calfee, Halter & Griswold
Attorneys at Law
1800 Society Building
East Ninth & Superior
[*2] Cleveland, Ohio 44114-2688
(216) 781-2166
January 14, 1987
VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549-1004

Re: Major Realty Corporation
Rule 14a-8

Gentlemen:

On behalf of Major Realty Corporation (the "Company") and pursuant to the provisions of Rule 14a-8 under the Securities Exchange Act of 1934, please find enclosed herewith for filing:

(a) Five (5) copies of this letter;

(b) Five (5) copies of a letter from John I. McKigney and Maria D. McKigney dated October 10, 1986, submitting to the Company a proposal (the "Proposal") for inclusion in the Company's proxy statement for its next annual meeting of stockholders, expected to be held in May, 1987;

(c) Five (5) copies of the opinion of our firm required by Rule 14a-8(d) (4); and

(d) An extra copy of this letter (please time stamp and return to the undersigned in the enclosed self-addressed postage prepaid envelope).

The Company proposes to exclude the Proposal from its proxy statement for the following reasons:

(a) The Proposal is not a proper subject for stockholder action under Delaware law and, therefore, is excludable under Rule 14a-8(c)(1); and

(b) The Proposal relates to the conduct of the ordinary business operations of the Company, and, therefore, is excludable under Rule 14a-8(c)(7).

In accordance with Rule 14a-8(d), by copy of this letter we are informing Mr. and Mrs. McKigney of such intention and the reasons therefor.

(a) Rule 14a-8(c)(1). The Proposal would prohibit the Company from entering into partnership arrangements with, or making loans to, employees, officers or directors. We believe the Proposal is excludable under Rule 14a-8(c)(1) since it is not a proper subject for stockholder action under the laws of the State of Delaware, the State of the Company's domicile. Section 141(a) of the Delaware General Corporation Law provides that "the business and affairs of every corporation . . . shall be managed by or under the direction of a Board of Directors." While this general rule may be altered in a corporation's Charter, the Company's Charter contains no such alteration and amendments to the Charter must be initiated by the directors under Section 242 of the Delaware General Corporation Law.

One of the principal functions of the Board of Directors is to determine the amount and type of compensation to be paid to officers and key employees. The Delaware courts have recognized that, in the absence of a Charter provision to the contrary, the board of directors has the sole authority to determine compensation of officers and directors. See e.g., Haber v. Bell (Del. Ch. 1983), 465 A.2d 353, 359. Frequently, compensation arrangements may include loans to or contractual arrangements (such as partnerships) with officers. Section 143 of the Delaware General Corporation Law recognizes the exclusive province of the directors in this area by providing that "any corporation may lend money to . . . or otherwise assist any officer or other employee of the corporation . . . including any officer or employee who is a director of the corporation . . . whenever in the judgment of the directors such loan . . . or assistance may reasonably be expected to benefit the corporation." (emphasis added)

The Delaware statutes and court decisions described above are based upon solid practical considerations. Decisions of the Directors on compensation issues must take into account a variety of factors, including the value of an officer's services, the potential for competitors to persuade key personnel to change positions, an employer's cash position and future prospects and the need to provide employees with appropriate performance incentives. These factors require constant monitoring and cannot be adequately assessed in the context of stockholder action.

If implemented, the Proposal would improperly restrict the authority specifically granted to the Board of Directors under state law and would deny to the Directors important means to compensate key officers and employees.

(b) Rule 14a-8(c)(7). The Proposal is also excludable under Rule 14a-8(c)(7) because it deals with a matter relating to the conduct of the ordinary business operations of the Company. Loans to officers and key employees are a fringe benefit and therefore a part of their compensation. The method of compensating officers and other employees (both as to amounts and as to the type of compensation) is a matter of routine business to be conducted by the Board of Directors. The Company's Board has appointed a Compensation Committee for this precise purpose. To allow the Board's discretion on compensation matters to be limited by stockholder action would deprive the Board of its ability to respond promptly to competitor's efforts to hire away key employees or to develop creative plans to compensate officers without damaging the Company's cash flow.

The Company is engaged in the business of developing and selling land through joint ventures and partnerships. The proposed restriction on the Company's ability to enter into such arangements would severly impact the Company's ability to conduct its ordinary business operations. In this regard, it is also important to note that the Proposal as submitted could reasonably be construed to prohibit any partnership arrangement whether or not an officer or director was to be a party thereto.

We respectfully request your confirmation that the Company's omission of the proposal enclosed with this letter from its proxy statement and form of proxy to be used in connection with the Company's 1987 Annual Meeting of Stockholders will not result in a recommendation by the Division of Corporation Finance of any enforcement action to the Commission.

Please do not hesitate to contact the undersigned or Amy L. Wachs of this office with any questions or comments you may have. Your early response would be greatly appreciated.

Sincerely yours,
Dale C. LaPorte
4434 S.E. 19th Ave.
Cape Coral, Fla.
33904

October 10, 1986
Marilyn H. Barnett
Major Realty Corporation
5728 Major Blvd.
Orlando, Florida 32819

Dear Ms. Barnett:

We own 300 shares of Major Realty Corporation common stock of record, purchased on August 25, 1985.

We hereby request that the following proposal be presented to the 1987 Annual Meeting of stockholders:

"Resolved: that Major Realty Corporation (the "Company") will not enter into any form of partnership arrangement or make loans to any employee, officer or Director of the Company subsequent to the date of the 1987 Annual Meeting of stockholders."

Sincerely yours,
John I. McKigney
Maria D. McKigney

Calfee, Halter & Griswold
Attorneys at Law
1800 Society Building
East Ninth & Superior
Cleveland, Ohio 44114-2688
(216) 781-2166
January 14, 1987

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Gentlemen:

This opinion is delivered to you in conjunction with your determination of whether a stockholder proposal (the "Proposal") submitted to Major Realty Corporation (the "Company") by John I. McKigney and Maria D. McKigney may be omitted from the Company's proxy statement and form of proxy for its 1987 Annual Meeting of Stockholders pursuant to Rule 14a-8(c) (1) under the Securities Exchange Act of 1934 (the "Exchange Act"). Rule 14a-8(c)(1) permits the omission of a stockholder proposal if it is, under the laws of the issuer's domicile, not a proper subject for action by security holders. The Company is a Delaware corporation.

The Proposal reads as follows:

"RESOLVED: that Major Realty Corporation (the 'Company") will not enter into any form of partnership arrangement or make loans to any employee, officer or Director of the Company subsequent to the date of the 1987 Annual Meeting of Stockholders."

The power and duty to manage the business of a Delaware corporation is vested in its board of directors by Section 141(a) of the Delaware General Corporation Law. That section provides:

"The *business and affairs of every corporation organized under this chapter shall be* managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 Del. Code § 141(a).

The Company's Certificate of Incorporation does not contain a provision restricting the authority of the Board of Directors in connection with partnership arrangements with, or loans to, employees, officers or Directors. Furthermore, Delaware law requires that any proposed amendment to the Certificate of Incorporation must first be approved by the Board of Directors and then submitted to the stockholders for approval. 8 Del. Code § 242(c). No such approval by the Board of Directors has been obtained in connection with the Proposal.

The precise limits of a corporation's general managerial authority which the Delaware statute confers upon its board of directors have not been fully defined by Delaware statute or decision. However, the Delaware Court of Chancery has said:

"While there may be some disagreement as to the full sweep of this provision [§ 141(a)] there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Abercrombie v. Davies, (1956) 35 Del. Ch. 599, 123 A.2d 893, 898, rev'd on other grounds (1957) 36 Del. Ch. 371, 130 A.2d 338.

The Delaware Supreme Court has approved the Chancellor's statement. See, e.g., Adams v. Clearance Corp., (1956 Sup.) 35 Del. Ch. 459, 121 A.2d 302, 305; Lehrman v. Cohen (1966 Sup.) 43 Del. Ch. 222, 222 A.2d 800, 808 (1966). The Delaware General Corporation Law specifically recognizes that among a corporation's powers is the power to appoint officers and provide for them suitable compensation. 8 Del. Code § 122(5). The Delaware courts have recognized that, in general, directors have the sole authority to determine compensation levels. See, e.g. Haber v. Bell, 465 A.2d 353 (Del. Ch. 1983). Loans to, and partnership arrangements with, officers, Directors and employees are among many alternatives available to Directors in formulating an effective compensation package to attract, retain and reward key employees. Delaware law specifically recognizes that the Directors may approve loans to officers and other employees. Section 143 provides that:

"[A]ny corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation." 8 Del. Code § 143 (emphasis added).

Since the Proposal seeks to restrict the authority of Directors in connection with decisions which are specifically within their power under applicable Delaware statutory and case law and because no amendment to the Company's Certificate of Incorporation proposing such a restriction has been approved by the Directors, it is our opinion that if this issue were properly argued before a court of competent jurisdiction the court would find that the Proposal is not a proper subject for action by the Company's stockholders under applicable state law.

This opinion is solely for your use in making the determination referred to above and may not be relied upon by any other party for any purpose. This letter may not be quoted or referred to in any document (other than your response to the Company) without our prior written consent.

Very truly yours,
CALFEE, HALTER & GRISWOLD

DR. SEYMOUR LICHT Ph.D., P.E.
SENIOR PARTNER
SEE MORE LIGHT INVESTMENTS
POST OFFICE BOX 4383
SCOTTSDALE, ARIZONA 85261
(480) 948-1730
FAX (480) 948-1730
E-MAIL "LICHT6@COX.COM"

Fenruary17, 2003

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street N.W.
Washington, D.C. 20549

Subject: Elaine M. Licht's Stockholder Proposal for 2003 Stockholder Meeting("StorageTek") [see copy attached]

Reference: StorageTek's January 23, 2003 Letter to the SEC "Requesting a No-Action Letter" Relating to Their Intention Not to Include Said Proposal in Their 2003 Proxy Statement

On December 2, 2002 Elaine M. Licht, ("Licht") filed a Stockholder Proposal and Supporting Statement (the "Proposal") to be voted on by the stockholders of Storage Technology ("StorageTek") at its 2003 Annual Meeting.

STOCKHOLDER PROPOSAL

"It is hereby requested that the Board of Directors adopt promptly a resolution requiring that management first obtain **Stockholder Approval**:

1) prior to granting any loan to any existing employee and or members of the Board of Directors;
2) or as a condition of employment of a new employee;
3) or to forgive any repayment of either the principal and or interest on any existing loan to any employee.

This stockholder proposal shall become effective at the 2004 Annual Meeting."

On January 23, 2003 StorageTek sent a letter to the Staff informing them of their intention of excluding Licht's Proposal from being included in StorageTek's 2003 Proxy Statement and requesting a "No Action Letter".

StorageTek's has presented the following arguments in support of their request for a "No Action Letter" relating to management intent to exclude Licht's Proposal.

1) DOES THE SARBANES-OXLEY ACT OF 2002 (Section 402) PREVENT A CORPORATION FROM MAKING PERSONAL LOAN TO ANY EMPLOYEE OF STORAGETEK??

1) On page three par. #1 of StorageTek's Referenced Letter to the Staff it states the following:

"Rule 14a-8(i)((10) permits a company to exclude a stockholder proposal if the company has already substantially implemented the proposal. As an issuer with securities registered under Section 12 of the 1934 Act, the Company is subject to Section 402 which makes it unlawful for a company "to extend or maintain credit ... in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of that issuer. To the extent that the Proposal relates to Prohibited Loans, the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(10) because as a matter of law, the Company is already prohibited from making such a loans and has thus substantially implemented that aspect of the proposal."

StorageTek first of all is relying upon Sarbanes-Oxley Act of 2002 (Section 402) in making the above statement. The fact is that StorageTek implemented nothing Section 402 was enacted by Congress and hence as a matter of law StorageTek is required to abide by Section 402. Licht is not a lawyer, but can think of several arguments which would enable StorageTek to be able to circumvent the Sarbanes-Oxley Act of 2002. For instances If StorageTek were to hire a new CEO or appoint a new Board of Director member and part of their engagement contract required that if StorageTek achieved certain golds with in one year of employment that StorageTek would grant the new officers or Board member a two million dollar personal loan interest free for the remaining period of their employment contract. StorageTek would then argue that the granting of this loan would not be in violation of the Sarbanes-Oxley Act of 200 since the granting of the loan was a condition of employment and was a matter that deals with compensation of employees as regulated by Rule 14a-8(c)(7). If the StorageTek failed to grant the loan as specified in the engagement letter StorageTek could be sued for breach of contract.

The implementation of Licht's proposal would supplement Sarbanes-Oxley by closing many of the loopholes in the law that lawyers are paid to find and come up with.

The very fact that an action is in violation of a specific statute does not mean that people will not knowingly and intentionally violate the law. It is Licht's experience that any reasonable competent lawyer can find extenuating circumstances that will enable his client to legally violate any statue, including murder, or breach any existing contract. It is called a loophole in both the law and any contract written. That is the reason why large corporations have such large legal staffs. A perfect example of this statement is the O. J. Simpson (O J.) case, where a qualified legal staff was able to convince a court of law to find O J. NOT GUILTY of murdering two (2) innocent individuals in spite of all of the evidence presented.

The fact that the Sarbanes-Oxley Act makes it illegal for a corporation to extend credit or renew an extension of credit in the form of a personal loan to or for any director or executive officer or employee does not mean that management via its legal department will not try to circumvent the law's intent.

If Licht's Proposal was implemented in the event that StorageTek's legal department structures a loan to a member of management of StorageTek so that it is not in violation of the Sarbanes-Oxley Act management would still be required to first obtain stockholder approval before they can fund the loan. Since there are no exceptions to Licht's proposal if Management did fund a loan to a member of management all of the executive officers and Board Members could be sued personally by StorageTek's stockholders for not obtaining stockholder approval prior to implementing the loan.

2) IS REQUESTING STOCKHOLDER APPROVAL OF A LOAN A VIOLATION OF SEC RULE 14A-8(I)(2)????

StorageTek further states on the page three, par. two:

" In addition, to the extent that the Proposal relates to Prohibited Loans, the Proposal may be omitted from the Proxy Material under Rule 14a-8(i)(2) because if the Proposal is implemented and stockholders approve a Prohibited Loan, such implementation and approval would cause the Company to violate Section 402, a federal law to which it is subject."

Licht has great difficulty with StorageTek's logic. Assuming that Licht's Proposal was approved by the stockholders and the Proposal was implemented by the Board of Directors. By management submitting a loan to the stockholders for approval knowing that this action would violate a Federal Statute, the Sarbanes-Oxley Act of 2002, management would then be guilty of being an accessory before and during the committing of an illegal act.

3) IS THE MAKING OF LOANS TO STORAGETEK'S EMPLOYEES PART OF ITS ORDINARY COURSE OF BUSINESS????

The third argument presented by StorageTek in support of the exclusion of Licht's Proposal from its Proxy Statement because it relates to the making of loans to employees who are not officers or directors of the company. StorageTek further states this part of Licht's proposal is in violation of SEC Rule 14a-8(i)(7) because the proposal deals with a matter relating to the company's ordinary business operations.

It is obvious to Licht that the business of StorageTek's is the design, manufacturing and selling of computer data storage equipment. The manufacturing and selling of Computer Data Storage Equipment has been StorageTek's sole product line since the Corporation was organized in 1978 and is true today. At no time during this period of time has StorageTek ever entered into the money lending business.

Consequently there is no logical way that StorageTek's management can claim that the making of loans to various employees including members of management is part of the "Company's **Normal** Day to Day Operation of the Business of the Company" and hence Licht's proposal violates Rule 14a-8(i)(7).

It is furthermore Licht's understanding that all of StorageTek's employees are compensated for their labor and expertises are give a salary. Furthermore in the event of exceptional performance by an employee he or she is given either one or possibly all three of the following tokens of a "Job Well Done":

a) a raise in salary
b) a bonus
c) stock options

There is no reason or basis to give any employee a loan. Additionally since most employees do not have a contract of employment with management there is no justification or any reason to provide a loan to the employees just because he or she is an employee. If an employee requires a loan, he or she can go to any bank just like everybody else does, who in turn are in the business of making loans and assuming the associated risk. The making of loans to employees is not part of StorageTek's business product.

4) WHO OWNS STORAGETEK?????? MANAGEMENT OR THE STOCKHOLDERS

It is obvious that the answer to this question depends upon who you ask, a member of management or a stockholder. If you were to ask Licht, a stockholder the answer would be the stockholders of StorageTek are the legal and true owners. Consequently any money that management would loan to any employee belongs to the stockholders. It is only logical that the stockholders should have a veto power over the making or forgiving of any loans made to a member of management or any employee. Who has more right than the stockholder's to veto any loan to anybody, if it is decided by the stockholders that the loan is not in the best interest of StorageTek.

On the other hand if you were to ask management Licht would assume that the answer would be that StorageTek is the property of management to do with as it pleases and that it does not have to answer to anybody including the stockholders as to how they run/ operate the company. The stockholders have given management the responsibility to run the and manage the company but they never surrender their right of ownership.

5) IS THE PROVIDING OF LOANS BY STORAGETEK TO EMPLOYEES/ MANAGEMENT PART OF

THE NORMAL COURSE OF DOING BUSINESS?

StorageTek also argues that Licht's Proposal can be excluded based upon Rules 14a-8(i)(7) which permits a company to exclude a stockholder proposal dealing with a matter relating to a company's ordinary business operation

IS STORAGETEK IN THE MONEY LENDING BUSINESS OR THE COMPUTER DATA STORAGE BUSINESS??

Standard & Poor's Financial Service describes StorageTek as follows:

> Business Summary (Provided by S&P)
> "Designs, develops, manufactures and markets a range of information storage products, and provides maintenance and consulting services. The co. delivers a range of storage solutions for digitized data; these solutions are designed for tape automation, disk storage systems and storage networking."

In StorageTek's 2001 Annual Report on page three Mr Patrick Martin, StorageTek's CEO ("Martin") made the following statement:

> **"Unlike others in the Storage industry, we are positioned as a full storage provider- offering tape, disk, storage networking virtualization and software - supported by a strong worldwide service organization."**

Martin, the CEO, clearly states that StorageTek is in the "Computer Data Storage Business" and that StorageTek is a "FULL STORAGE PROVIDER" . Nowhere in Martin's description as to what is StorageTek's "Ordinary Business Operation"does it state that StorageTek is in the money lending business. Consequently how could StorageTek's CEO tell its stockholders that StorageTek's is in the computer data storage business and then Mr Donald Kronenberg StorageTek's Chief Securities Counsel ("Kronenberg") tell the Staff that StorageTek is in the money lending business? Which one is right?

In support of his argument Kronenberg has presented to the staff six (6) cases where the Staff has ruled that management has the responsibility of the day to day operation of the company. None of the cases stated that the Staff believes that management has the right to loan money to employees when the company is not in the money lending business without the stockholders permission.

Each of these cases cited by StorageTek dealt with the following topic

1) **Cracker Barrel Old Country Store**: (1998) social policies of the Corporation, does not involve the leading of money by the company to any employee;

2) **Wall Mart**: (2002) increase employees discounts, contributions to employee stock purchases, hourly pay for Sundays and Holidays, Allow the use of Wal-Mart gift cards for internet purchases, grant stock options to all employees, allow more

employees control over merchandise displays, does not involve the leading of money by the company to any employee;

3) **Mattel Inc**.: ((2002) pay to Mattel's employees and requiring that Mattel's subcontractors to pay their workers an income substantially above today's wages, does not involve the leading of money by the company to any employee;

4) **Lucent Technology**:((2001) Seeks to decrease the salaries, remuneration and expenses of ALL officers and directors, does not involve the leading of money by the company to any employee;

5) **E.I. du Pont de Nemours & Co.**: (2001) requires that "no one" at a DuPont site will receive a bonus unless all employees at that site receive a bonus, does not involve the leading of money by the company to any employee;

6) **Arundel Corporation**: Prohibiting the Company from granting loans to officers or employees and requiring repayment of loans previously made within the year.

7) **Major Reality Corporation**; (1987) Prohibiting the Company from entering into any form of partnership arrangement with, or making loans to Company employees, officers or directors following the 1987 annual Meeting.

All of the above listed cases cited by StorageTek except Arundel Corp. and Major Reality Corp. dealt with a subject that was clearly not related to a corporation extending a loan to an employee including members of management.

In Arunel Corporation case the stockholder in 1987 approved the **"1987 Key Executive Stock Purchase Plan"** (the "1987 Plan") which authorized the Board of Directors to grant key executive officers rights to purchase common stock of Arundel **and contemporaneously with the sale of the shares , permits Arunel to loan the officer an amount equal to the total purchase price of the share**, which loan is forgiven over time so long as the executive continues in the employment of Arundel. It is obvious that by Arunel Stockholders adopting the stockholders proposal have approved any and all loans made by the company to its executives and is consistent with the intent of Licht's Proposal. Hence if a proposal similar to the Licht Proposal were adopted by Arunel stockholders the proposal would clearly be in contradiction to the provisions of the **1987 Plan**. Again the loan being made to Arunel employees was for a specific purpose, to enable the employee to purchase Arunel stock in accordance with of the **1987 Plan.**. If the **1987 Plan** restriction was not present as in Licht and the Kruegers' proposal there is no assurance that the Staff would still follow its previous Arunel ruling. The loan was clearly linked to the requirement that the employee would use the money to purchase Arunel stock in accordance with the **"1987 Key Executive Stock Purchase Plan"** and unambiguously not permitted to be used for any other purpose.

In the **Major Reality Corporation** case, also a 1987 ruling the Staff stated that the proposal can be omitted based upon Rule 14a-8(c)(7). The proposal relates to prohibiting the company from entering into any form of a partnership arrangement, or making loans to, Company employees, Officers or Directors following the 1997 annual meeting. The Staffs ruling obviously is based upon the proposal requirement that would prohibit the Company from entering into any form of partnership with employees, Officers or Directors who would be the recipient of the loan. In support of this interpretation the Staff further stated:

> “”There appears to be some basis for your view that the proposal may be omitted from the Company’s proxy material under Rule 14a-8(c)(7), since it appears to deal with matters relating to the conduct of the Company’s ordinary business operations(i.e., decisions to enter into **business arrangements**, and employee benefits)” (Emphases added)

Licht’s proposal only requires that management obtain stockholder approval before a loan can be funded and does not contain any other business restrictions.

CONCLUSION

The Staff should deny StorageTek’s “Request for a No Action Letter” regarding Elaine M. Licht’s stockholder proposal to be voted on at StorageTek’s 2003 Annual Meeting. The proposal if approved by the stockholders would require that management obtain stockholders approval prior to the funding of any loan to a member of management or an employee. This denial is based upon the following facts:

1) The stockholders and not management are the true legal owners of StorageTek ;
2) The money that management would be lending out is the legal property of StorageTek stockholders;
3) Licht’s proposal will complement the **Sarbanes-Oxley Act of 2002 (Section 402)** as opposed to duplicating it;
4) StorageTek is in the business of designing building and selling computer storage data equipment;
5) StorageTek is NOT in the business of lending other peoples money to members of STK’s management or its employees, that is the function of a bank;

Since the stockholder are the legal owners of StorageTek and hence its money, the stockholders approval should be required before management lends the money to any employee.

On this day I have sent via U.S. Mail postage pre-paid a copy of the foregoing to:

Mr Donald Kronenberg,
Senior Securities Counsel
Storage Technology Corporation
One StorageTek Drive
Louisville, Colorado, 80028

Enclosed you will find six(6) copies of this letter . In addition I have enclosed an additional copy of this letter, marked “Return Copy,” which I respectfully request that you date stamp and return to me in the enclosed, self addressed, postage paid envelope.

If the Staff disagrees with the conclusions set forth herein. Licht would appreciate the opportunity to confer with the staff concerning these matters prior to the issuance of the staffs ruling. Please feel free to contact me at (480) 948-1730 or E-Mail me at LICHT6@COX.NET.

Yours truly.

Elaine Licht

Elaine Licht

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 1, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Storage Technology Corporation
Incoming letter dated January 23, 2003

The proposal requests that the board adopt a resolution requiring that management obtain stockholder approval prior to granting any loan to "any employee" or member of the board.

There appears to be some basis for your view that StorageTek may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business operations (i.e., general employee compensation matters). Accordingly, we will not recommend enforcement action to the Commission if StorageTek omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which StorageTek relies.

Sincerely,

Alex Shukhman
Attorney-Advisor